Exihibit 99.1

Table of content

MARKETS, BUSINESS AND STRATEGY
5	Cascades’ position in its markets
6	Key financial drivers
6	Relevant economic data
7	Industry review
8	Pricing – Main products and raw materials
10	Key performance indicators

RESULTS ANALYSIS
11	Financial overview
18	Business highlights
19	Discontinued operations
20	Business segment review
26	Other items analysis
27	Liquidity and capital resources
29	Near term outlook

ADDITIONAL DISCLOSURE
30	Capital stock information
30	Introduction of new accounting standards in 2008
30	New accounting standards not yet adopted

FINANCIAL REPORT
34	Consolidated financial statements and notes
45	Selected segmented information

The following is management’s discussion and analysis (“MD&A”) of the operating results and the financial position of Cascades Inc. (“Cascades” or “the Company”), which should be read in conjunction with the Company’s consolidated financial statements and accompanying notes for the six-month periods ended June 30, 2008 and 2007, and with the most recent audited consolidated financial statements. Information contained herein includes any significant developments as at August 4, 2008, the date on which the MD&A was approved by the Company’s board of directors. For additional information, readers are referred to the Company’s annual information form (“AIF”), which is published separately. Additional information relating to the company is also available on SEDAR at www.sedar.com.

This MD&A is intended to provide readers with the information that management believes is required to gain an understanding of Cascades’ current results and to assess the Company’s future prospects. Accordingly, certain statements herein, including statements regarding future results and performance, are forward-looking statements within the meaning of securities legislation, based on current expectations. The accuracy of such statements is subject to a number of risks, uncertainties and assumptions that may cause actual results to differ materially from those projected, including, but not limited to, the effect of general economic conditions, decreases in demand for the Company’s products, increases in the cost of raw materials, changes in the relative values of certain currencies, fluctuations in selling prices and adverse changes in general market and industry conditions. This MD&A also includes price indices as well as variance and sensitivity analyses that are intended to provide the reader with a better understanding of the trends related to our business activities. These items are based on the best estimates available to the Company.

The financial information contained herein, including tabular amounts, is expressed in Canadian dollars unless otherwise specified, and is prepared in accordance with generally accepted accounting principles in Canada (Canadian GAAP). Unless otherwise indicated or if required by the context, the terms “we,” “our” and “us” refer to Cascades Inc. and all of its subsidiaries and joint ventures. The financial information included in this analysis also contains certain data that are not measures of performance under Canadian GAAP (“non-GAAP measures”). For example, the Company uses operating income before depreciation and amortization (OIBD) because it is the measure used by management to assess the operating and financial performance of the Company’s operating segments. Such information is reconciled to the most directly comparable financial measures, as set forth in the “Supplemental Information on non-GAAP measures” section.

To our shareholders

Cascades reports second quarter results

Cascades Inc. (“Cascades”) reports a net loss excluding specific items(1) of $11 million ($0.11 per share) compared to net earnings of $7 million ($0.07 per share) for the same quarter in 2007. When including specific items(1), the net loss for the second quarter of 2008 amounted to $25 million ($0.25 per share) compared to net earnings of $45 million ($0.45 per share) for the same period in 2007.

Financial Highlights

Selected consolidated information

(in millions of Canadian dollars, except per share amount)	Q2 2008	Q2 2007	Q1 2008
Sales	999	1,008	959
Operating income before depreciation and amortization (OIBD)(1)	61	81	45
Operating income (loss) from continuing operations	8	30	(6)
Net earnings (loss)	(25)	45	(4)
per common share	$(0.25)	$0.45	$(0.04)
Cash flow from operations (adjusted) from continuing operations(1)	36	46	17
per common share(1)	$0.37	$0.46	$0.17
Excluding specific items(1)
Operating income before depreciation and amortization (OIBD)	63	87	59
Operating income from continuing operations	10	36	8
Net earnings (loss)	(11)	7	(9)
per common share	$(0.11)	$0.07	$(0.09)
Cash flow from operations from continuing operations	42	48	26
per common share	$0.43	$0.48	$0.26

Note 1 - see the supplemental information on non-GAAP measures note.

Additional highlights

•

Decrease in profitability compared to last year largely explained by the fact selling price increases and cost cutting measures were not sufficient to offset cost inflation experienced since the beginning of the year and the stronger Canadian dollar;

•	Stable operating profits compared to Q1 2008 due to:

	•	Increased selling prices and higher shipments of converted products;
	•	Improved results in tissue and specialty products more than offsetting significantly lower profitability in boxboard;

•	Net income negatively impacted by the non cash net variation of $13 million in the fair market value of hedging instruments on our US$ denominated debt;

•	Norampac management acting proactively to implement major restructuring and cost-cutting measures in the North American boxboard and folding carton operations:

	•	Indefinite closure of the Toronto coated recycled boxboard mill, effective at the latest by mid-September;
	•	Headcount reduction of more than 200 people by the end of 2008; and

•	Cascades named amongst the best 50 corporate citizens in Canada by Corporate Knights magazine for the second year in a row.

The business environment during the second quarter deteriorated significantly in comparison to the same period last year. Aggressive cost-cutting and restructuring throughout our business groups together with increased selling prices were not sufficient to offset the negative impact of sharply higher costs and difficult market conditions in our boxboard operations. On a positive note we were encouraged by the second quarter improvement of the Tissue Group as well as improving demand observed late in the quarter in most of our business sectors. Moreover, during the quarter Norampac moved quickly to initiate action plans aimed at returning the Boxboard Group to higher profitability before the end of the year.

Alain Lemaire

President and Chief Executive Officer

Cascades’ position in its markets(1)

Segments	Region	Type of operations	Main Markets/Products	Number of Units(2)	Capacity(3)	Position of Cascades in its Markets(4)
PACKAGING

Boxboard	North America	Manufacturing	• Coated recycled boxboard (CRB)	4	590	2nd largest producer of (CRB) in North America
		Converting	• General folding cartons • Quick-service restaurant packaging (Dopaco)	11(5)	479	No. 1 producer of carton for Quick Service Restaurants (QSR) in North America
		Others	• Pulpmill	1(6)	90	N/A
	Europe	Manufacturing	• Coated virgin boxboard (GC)	2(7)	209(7)	5th in virgin boxboard
Containerboard (Norampac)	North America	Manufacturing	• Virgin and recycled linerboard and corrugating medium • White-top linerboard • Gypsum paper	6	1,129	One of two leading producers in Canada 7th largest containerboard producer in North America
		Converting	• Variety of corrugated packaging containers • Corrugated sheets • Specialized packaging	27	Shipments (2007) 13.378 bsf	7th largest corrugated box producer in North America
	Europe	Manufacturing	• Recycled linerboard and corrugating medium • White-top linerboard	1	152	N/A
Specialty products	North America	Manufacturing	Industrial packaging • Uncoated board for industrial and papermill packaging Specialty papers • Fine papers • Kraft paper • Backing for vinyl flooring	4	417	One of the leading producers of recycled fine papers in North America
		Converting	Industrial Packaging • Papermill packaging (Roll headers and wrappers) • Honeycomb packaging products • Laminated boards Specialty papers • Fine papers Consumer product packaging • Moulded pulp products - Cup trays - Filler flats • Plastic products - Packaging for food industry (meat trays, translucent containers, foam plates and bowls) - Outdoor furnitures (deck board, benches and tables)	16	Papermill packaging 208 Honeycomb 50 Fine papers 110 Moulded pulp 18.5 M kg Plastic 25.5 M kg

Largest producer of papermill packaging in North America

Largest producer of honeycomb products in Canada

Major producer of egg trays and four-cup carriers

Largest meat processing packaging producer in Canada

		Recovery	• Recovery activities (thru Cascades Recovery and Metro Waste)	21	1,500 (brokered and processed in 2007)	Largest recycled paper collector in Canada 11th largest recycled paper collector in the world
		Others	• De-inked pulp	2	153	N/A
	Europe	Converting	Industrial Packaging • Papermill packaging (Roll headers and wrappers)	2	33	N/A

TISSUE PAPERS

	North America	Manufacturing	• Parent rolls	3	176(8)	Important North American parent rolls manufacturer
		Manufacturing and converting	• Retail market and Away-from-home market - Paper towels, paper hand towels, bathroom tissue, facial tissue, paper napkins • Parent rolls	6	413(8)	4th largest North American tissue papers producer
		Converting	• Retail market and Away-from-home market - Paper towels, paper hand towels, bathroom tissue, facial tissue, paper napkins • Industrial wipes	3	N/A	Strong expertise in the environmentally-friendly products and in the private label segment of the retail market
TOTAL				109	3,086 (manufacturing only)

(1) As at December 31, 2007. See the Annual Information Form for additional information.

(2) Production and sorting facilities units only; excluding sale offices, distribution and transportation hubs, as well as corporate offices.

(3) Thousand short tons unless otherwise noted.

(4) Based on manufacturing capacity. Sources: RISI, World Tissue Capacity Report 2007, Moore and Associates.

(5) Excluding the Bakersfield, California plant closed in Q1 2008.

(6) Excluding the sawmill operations which are classified as discontinued operations. The pulpmill is indefinitely shut.

(7) Excluding the equity investment in Reno De Medici S.p.A..

(8) Theoretical capacity.

Key financial drivers

As a Packaging and Tissue company, our financial results are mainly driven by the following factors:

Sales	Costs

• Selling prices

• Demand for packaging and tissue, mainly environmentally
friendly and recycled products

• Foreign exchange rates (mainly CAN$/US$)

• Population growth

• Industrial production

• Demand for durable and non-durable goods

• Product mix, substitution and innovation

• Fibre (recycled, virgin and woodchips) prices, availability and production recipes

• Foreign exchange rates (mainly CAN$/US$)

• Energy prices, mainly electricity and natural gas

• Labour

• Freight

• Chemical product prices

• Capacity utilization rates and production downtime

Relevant economic data

Cascades’ results are impacted by Canadian dollar and Euro fluctuations against the U.S. dollar, and by energy prices. In Q2 2008, the Canadian dollar appreciated 9% against the U.S. dollar, compared to the same period last year. In the area of energy costs, natural gas and crude oil prices increased 45% and 91% respectively.

The following graphs and table show the historical movement of the Canadian dollar against the U.S. dollar, the U.S. dollar against the Euro, and spot prices of natural gas (US$/mmBtu) and crude oil (US$/barrel).

										Change	Change
	2006	2007					2008			Q2 2008	Q2 2008
	Year	Q1	Q2	Q3	Q4	Year	Q1	Q2	Year	Q2 2007	Q1 2008
Foreign exchange rates-average

CAN$/US$	1.134	1.172	1.098	1.045	0.982	1.074	1.004	1.010	1.007	-8%	1%
US$/CAN$	0.882	0.854	0.911	0.957	1.019	0.931	0.996	0.990	0.993	9%	-1%
US$/EURO	1.262	1.310	1.348	1.375	1.422	1.363	1.499	1.564	1.531	16%	4%

Energy prices-average(1)

Natural gas Henry Hub (US$/mmBtu)	7.23	6.77	7.55	6.16	6.97	6.86	8.03	10.92	9.48	45%	36%
Crude oil WTI (US$/barrel)	64.74	57.45	61.69	71.08	88.66	69.72	93.69	117.64	105.67	91%	26%

(1) Quarterly average of monthly settlement prices. Source: Bloomberg.

Industry review

			Pricing	Industry statistics & developments

MANUFACTURING & CONVERTING MARKETS

PACKAGING	Boxboard	Manufacturing North America	Coated recycled boxboard (CRB) • Quarterly average offical publication price up 22 US$/ton or 3% compared to last year but real transaction prices remained relatively stable

Coated recycled boxboard (CRB)

• Most industry players (including Cascades) took downtime in Q2, U.S. production down 1% year-to-date in June

• Challenging business conditions for Canadian producers

• Cascades announced the closure of one mill representing 7% of the North American capacity

Manufacturing Europe

Recycled and virgin boxboard

• Relatively stable prices; most of the variation in average price is related to Euro/British pound exchange rate variation

• Announced price increases of 80-100/tonne for virgin cartonboard grades and 40-60/tonne for recycled cartonboard grades for the end of Q3.

• Weaker demand in Western Europe compared to last year due to the strong euro and the economic slowdown in some countries • Low operating rates
	Containerboard	Manufacturing North America	• Quarterly average price up 40 US$/ton in comparison to last year • Offical publication reflecting a 55 US$/ton price increase in July

• U.S. industry operating rate averaged 96% in H1 2008, flat compared H1 2007

• U.S. containerboard consumption down 2.6% year-to-date but inventories (at mills and plants) are lower compared to last year (3.6 weeks of supply in June; 2.277 million tons) due to srtong export market

		Converting	• Announced price increases of 11-13% for July/August

• U.S. industry box shipments down 2.2% year-to-date through June (on a average week basis)

• Quarterly Canadian corrugated box and sheet shipments down 1.8% year-to-date in comparison to last year

• International Paper announces the closing of the acquisition of Weyerhaeuser’s containerboard assets in August

	Specialty products	Manufacturing

Industrial packaging

Uncoated board: prices stable compared to last year in Q2 but price hikes of 40-50 US$/ton are announced for July

Specialty papers

• Fine papers: higher prices compared to Q2 2007 and Q1 2008 as price increases were implemented in March for both cut size papers and rolls; addtionnal price increases reflected in official publication in July

• Kraft paper: price hike implemented in March and announced for August

Industrial packaging

• Uncoated board: U.S. market’s operating rate remained low due to the slowdown in the housing market; several announced closures representing a total of 5% of the North American capacity

Specialty papers

• Fine papers: North American demand for uncoated freesheet down 6% year-to-date in May; strong demand for recycled fine papers

• Kraft paper: North American business conditions for industrial grades remained challenging

Converting

Industrial Packaging

• Papermill packaging: price increase implementation in Q3

• Honeycomb packaging products : price increase implementation in Q3

Consumer product packaging

• Moulded pulp products: price increase implementation in Q3

• Plastic products (Packaging for food industry): price increase implementation in Q3

Industrial Packaging

• Papermill packaging: decreasing demand

• Honeycomb packaging products: demand affected by the economic slowdown and the lower industrial production

Consumer product packaging

• Moulded pulp products: slightly growing demand

• Plastic products (Packaging for food industry): growing demand from food processors

TISSUE PAPERS		Manufacturing and converting

Parent rolls

• Prices up more than 100 US$/ton compared to the same period of last year; implementation of a 50 US$/ton price hike in April; additional 50 US$/ton price increase announced for white grades for August/September

Converted products

• U.S. away-from-home market: beginning of a price increase implementation of up to 9% in April 2008; additionnal price increase of up to 10% announced for July/August (announced in Canada also).

• U.S. retail market: beginning of a price increase implementation of 4-7% in Q1 2008; additionnal price increase of 6-8% announced for Q3.

• Canadian retail market: price increase of 5.75% announced for Q3.

Parent rolls

• Higher U.S. parent rolls production (+2%), in line with consumption, but given increasing capacity, U.S. industry operating rate decreased 2% to 94% year-to-date thru May

Converted products

• Competitive Canadian retail and away-from-home market

• 1.6% year-to-date increase in shipments in the U.S. retail market thru May

• 0.2% year-to-date increase in shipments in the U.S.away-from-home market thru May

RAW MATERIAL MARKETS

RECYCLED PAPER			Old corrugated containers (OCC) • US$ prices up 10 US$ (9%) compared to Q2 2007 but down 9 US$ (7%) compared Q1 2008	Old corrugated containers (OCC) • Strong Asian demand putting pressure on global fibre markets; freight costs and container availability also influencing demand
			Sorted office papers (SOP) • Quarterly average price stable compared to Q1 2008, the first time since Q4 2005 • US$ prices up 56 US$ (37%) compared to Q2 2007	Sorted office papers (SOP) • Solid demand from deinked pulp mills and tissue producers; substitution from virgin pulp • Lower generation due to decreasing demand for printing papers
VIRGIN PULP

Softwood pulp (NBSK)

• US$ prices up 70 US$ (11%) compared to Q2 2007

• Prices moving slightly higher in July Hardwood pulp (NBHK)

• US$ prices up 118 US$ (17%) compared to Q2 2007 as a price increase of 20 US$/ton was gradually implemented in Q2

 • Healthy international demand, particularly strong in China with shipments to this country up 19% year-to-date

• Growth in shipments (+ 4.8% year-to-date thru June)

• Inventories 19% (4 days of supply) higher in June 2008 compared to June 2007

WOODCHIPS			Conifer woodchips • US$ prices relatively stable in Eastern Canada compared to 2007	• Tight supply/demand woodchip market as a result of the several sawmill closures in the past two years

Sources: RISI, American Forest Paper Association, Canadian Corrugated Case Association, Pulp & Paper Week.

Pricing – Main products and raw materials

The following graphs and table show the historical movement of average benchmark list prices for some of our key products, as well as for woodchips and some grades of recycled paper and virgin pulp used in the manufacturing process. Recycled papers, virgin pulp and woodchips are the primary raw materials used in manufacturing our products, and represent the highest production cost. Selling and raw materials list prices fluctuate considerably, and are heavily influenced by economic conditions and foreign demand. These list prices could differ from the Company’s purchase cost and actual selling prices.

(1)

The Cascades North American selling prices index represents an approximation of the Company’s manufacturing (excluding converted products) selling prices in North America. It is weighted according to shipments and is based on publication prices. It includes some of the main Cascades products for which prices are available in Pulp & Paper Week magazine and the Cascades Tissue Index. This index should only be used as a trend indicator as it may differ from our actual selling prices and our product mix. The only non-manufacturing prices reflected in the index are those for tissue. In fact, the tissue pricing indicator, which is blended into the Cascades North American selling prices index, is the Cascades Tissue paper selling prices index, which represents a mix of primary and converted products.

(2)

The Cascades North American raw materials index is based on publication prices and the average weighted cost paid for some of our manufacturing raw materials namely, recycled fibre, virgin pulp and woodchips, in North America. It is weighted according to the volume of purchase (in tons) in 2007. This index should only be used as a trend indicator and it may differ from our actual manufacturing purchasing costs and our purchase mix.

(3)	The Cascades North American boxboard prices index is based on the list price of Recycled boxboard -20 pt. Clay coated news, published in Pulp & Paper Week.

(4)

The Cascades North American containerboard prices index is based on the list prices of the Linerboard 42-lb. Unbleached kraft, Eastern U.S. and the Corrugating medium 26-lb. Semichemical, East U.S., both published in Pulp & Paper Week.

(5)

The Cascades North American specialty products prices index is based on the prices of the Recycled boxboard 20 pt. Bending chip (transaction), the Unbleached kraft paper, Grocery bag 30-lb., and the uncoated white 50-lb. Offset rolls, all published in Pulp & Paper Week.

(6)	The Cascades North American tissue papers price index is based on the Cascades Tissue papers selling price index (see following table). The only difference is the reference date.

(7)	The Cascades North American virgin pulp prices index represents the average weighted cost paid for virgin pulp in North America.

(8)	The Cascades North American woodchips index represents the average weighted cost paid for woodchips in North America.

(9)	The Cascades North American recycled fibre index represents the average weighted cost paid for recycled papers in North America.

These indexes should only be used as indicator of trends and they be different than our actual selling prices or purchasing costs.

										Change		Change
	2006	2007					2008			Q2 2008	Q2 2008	Q2 2008	Q2 2008
		Average	Average	Average	Average		Average	Average		Q2 2007	Q2 2007	Q1 2008	Q1 2008
	Average	Q1	Q2	Q3	Q4	Average	Q1	Q2	Average	(units)	(%)	(units)	(%)
Selling prices

Cascades North American US$index (index 2003 = 1,000)(1)	1,271	1,314	1,341	1,382	1,411	1,362	1,412	1,425	1,418	84	6%	13	1%
PACKAGING
Boxboard
North America (US$/ton)
Recycled boxboard - 20pt. Clay coated news (transaction)	635	685	733	733	733	721	733	755	744	22	3%	22	3%
Europe (Euro/tonne)
Recycled white-lined chipboard (GD2) index(2)	676	698	695	726	717	709	703	681	692	(14)	(2)%	(22)	(3)%
Virgin coated duplex boxboard (GC2) index(3)	1,014	1,019	1,020	1,051	1,040	1,032	1,022	1,016	1,019	(4)	—%	(6)	(1)%
Containerboard (US$/ton)
Linerboard 42-lb. unbleached kraft, East US (transaction)	503	515	515	542	555	532	555	555	555	40	8%	—	—%
Corrugating medium 26-lb. Semichemical, East U.S. (transaction)	478	495	495	522	535	512	535	535	535	40	8%	—	—%
Specialty products (US$/ton, tonne for deinked pulp)
Recycled boxboard - 20pt. Bending chip (transaction)	505	530	575	575	575	564	585	583	584	8	1%	(2)	—%
Deinked pulp (f.o.b; U.S. air-dried & wet-lap, post-consumer)	602	633	640	651	675	650	727	758	743	118	18%	31	4%
Unbleached kraft paper, Grocery bag 30-lb.	838	862	892	905	905	891	918	945	932	53	6%	27	3%
Uncoated white 50-lb. offset, rolls	823	810	810	803	847	818	860	907	883	97	12%	47	5%
TISSUE PAPERS
Cascades Tissue papers (index 1999 = 1,000) (4)	1,414	1,433	1,456	1,511	1,573	1,493	1,560	1,602	1,581	146	10%	42	3%
Raw materials Cascades North American US$index (index 2003 = 300)(5)	361	438	465	497	521	480	542	536	539	71	15%	(6)	(1)%

RECYCLED PAPER (US$/short ton)

North America (US$/ton)
Corrugated containers, no. 11 (OCC - Chicago & NY average)	69	105	108	120	119	113	127	118	123	10	9%	(9)	(7)%
Special news, no. 6 (ONP & NY average)	49	68	75	78	76	74	78	79	79	4	5%	1	1%
Sorted office papers, no. 37 (SOP & NY average)	106	135	151	170	184	160	208	207	208	56	37%	(1)	—%
Europe (Euro/tonne)
Recovered mixed paper & board sorted index(6)	48	60	69	80	75	71	73	66	69	(3)	(4)%	(7)	(10)%
VIRGIN PULP (US$/tonne)
Bleached softwood kraft Northern, East U.S.	722	790	810	837	858	824	880	880	880	70	9%	—	—%
Bleached hardwood kraft Northern mixed, East U.S.	651	690	697	723	766	719	796	815	805	118	17%	19	2%
WOODCHIPS – Conifer eastern Canada (US$/odmt)	132	118	124	131	141	129	138	139	139	15	12%	1	1%

Sources: Pulp & Paper Week, PPI, Random Lengths and Cascades.

(1)   The Cascades North American selling prices index represents an approximation of the Company’s manufacturing (excluding converted products) selling prices in North America. It is weighted according to shipments and is based on publication prices. It includes some of the main Cascades products for which prices are available in Pulp & Paper Week magazine and the Cascades Tissue Index. This index should only be used as a trend indicator as it may differ from our actual selling prices and our product mix. The only non-manufacturing prices reflected in the index are those for tissue. In fact, the tissue pricing indicator, which is blended into the Cascades North American selling prices index, is the Cascades Tissue paper selling prices index, which represents a mix of primary and converted products.

(2)   The Cascades recycled white-lined chipboard selling prices index represents an approximation of Cascades’ recycled grades selling prices in Europe. It is weighted by country. For each country we use an average of PPI and EUWID prices for white-lined chipboard.

(3)   The Cascades virgin coated duplex boxboard selling prices index represents an approximation of Cascades’ virgin grades selling prices in Europe. It is weighted by country. For each country we use an average of PPI and EUWID prices for the coated duplex boxboard.

(4)   The Cascades Tissue paper selling prices index represents a mix of primary and converted products, and is based on the product mix at the end of 2006.

(5)   The Cascades North American raw materials index is based on publication prices and the average weighted cost paid for some of our manufacturing raw materials namely, recycled fibre, virgin pulp and woodchips, in North America. It is weighted according to the volume of purchase (in tons) in 2007. This index should only be used as a trend indicator and it may differ from our actual manufacturing purchasing costs and our purchase mix.

(6)   The Cascades recovered mixed paper & board sorted prices index represents an approximation of Cascades’ recovered paper purchase prices in Europe. It is weighted by country. For each country we use an average of PPI and EUWID prices for the recovered mixed paper & board. This index should only be used as a trend indicator and it may differ from our actual purchasing costs and our purchase mix.

Key performance indicators

In monitoring our action plan and in order to achieve our long-term objectives, we use several key performance indicators, including the following:

Operational and financial data

	2006	2007					2008
	Total	Q1	Q2	Q3	Q4	Total	Q1	Q2	Total
OPERATIONAL
Total shipments (in ‘000 of s.t.)
Packaging
Boxboard (1)	1,204	301	313	296	292	1,202	292	277	569
Containerboard (2)	742	351	366	357	338	1,412	348	342	690
Specialty products (3)	457	115	114	111	110	450	116	115	231
	2,403	767	793	764	740	3,064	756	734	1,490
Tissue papers	443	109	112	115	115	451	112	116	228
Total	2,846	876	905	879	855	3,515	868	850	1,718

Integration rate - %

Packaging
Boxboard (North America)	32%	27%	29%	31%	26%	29%	30%	32%	31%
Containerboard (North America)	61%	58%	59%	63%	64%	61%	58%	62%	60%
Specialty products (paper only)	10%	8%	7%	8%	8%	8%	9%	9%	9%
Tissue papers	59%	60%	59%	53%	52%	56%	55%	55%	55%
	44%	45%	45%	47%	46%	45%	45%	47%	46%
Capacity utilization rate (4) - %

Packaging
Boxboard (5)	95%	89%	94%	89%	85%	89%	87%	82%	84%
Containerboard (6)	99%	100%	102%	104%	99%	101%	97%	94%	95%
Specialty products (paper only)	88%	89%	88%	85%	84%	86%	84%	83%	84%
Tissue papers (7)	101%	99%	100%	99%	99%	99%	95%	99%	97%
Total	96%	95%	97%	95%	92%	95%	92%	89%	90%

Energy cons. (8) - GJ / ton	10.33	10.94	9.46	9.55	10.29	10.05	10.39	9.54	10.00
Work accidents - OSHA frequency rate	8.00	7.00	8.60	8.80	7.55	7.97	7.11	6.52	6.86

FINANCIAL
Return on assets (9) (%)

Packaging
Boxboard	5%	4%	4%	4%	4%	4%	4%	3%	3%
Containerboard	15%	15%	14%	13%	12%	12%	12%	11%	11%
Specialty products	11%	12%	11%	10%	10%	10%	8%	9%	9%
Tissue papers	22%	20%	17%	14%	12%	12%	11%	12%	12%
Consolidated return on assets (%)	10.8%	10.5%	9.8%	9.5%	8.9%	8.9%	8.3%	7.7%	7.7%

Working capital (10)
In millions of $, at end of period	598	659	685	701	616	616	682	652	652
% of sales (11)	16.3%	16.0%	15.8%	16.0%	16.5%	16.5%	16.7%	16.6%	16.6%

(1)     Starting in Q1 2008, numbers take into account the merger of our European recycled boxboard assets with Reno De Medici.

(2)     The 2006 numbers include 50% of Norampac while 2007 and 2008 numbers include 100% of Norampac.

(3)     Kraft paper, uncoated board, specialty board, fine papers and papermill packaging shipments.

(4)     Defined as: Shipments/Practical capacity. Paper manufacturing only.

(5)     Starting in Q3 2006, capacity numbers were adjusted to take into account the July 21 Versailles mill acquisition. In addition, starting in Q1 2008, capacity numbers were adjusted to take into account the merger of our European recycled boxboard assets with Reno De Medici.

(6)     Starting in Q4 2006, capacity numbers were adjusted to take into account the indefinite closure of the Red Rock mill (300,000 tons).

(7)     Defined as: Manufacturing internal and external shipments/Practical capacity. Tissue practical capacity represents 80% of its theoretical capacity which was disclosed in the Annual Information form.

(8)     Average energy consumption for manufacturing mills only.

(9)     Return on assets is a non-GAAP measure and is defined as: LTM OIBD excluding specific items/LTM Average of total quarterly assets. See the “Supplemental information on non-GAAP measures”.

(10)   Working capital includes accounts receivable plus inventories less accounts payable. Starting in 2006, it excludes an unpaid provision for closure and restructuring costs in the amount of $19 million as at December 31, 2007 and $20 million as at June 30, 2008. It also excludes the current portion of derivatives financial instruments assets in the amount of $8 million ($11 million – 2007) and the current portion of future tax liability in the amount of $- million ($1 million – 2007).

(11)   % of sales = LTM working capital/LTM sales.

Financial overview

In the second quarter of 2008, sales decreased by $9 million, or 1%, to $999 million, compared to $1.008 billion in 2007.

Operating income fell by $22 million to $8 million, including specific items that substantially affected results in 2008 and 2007. Excluding these specific items, which will be discussed in detail in each segment, operating income was down $26 million or 72%, to $10 million, compared to $36 million in 2007. Operating income declined due to the 8.7% strengthening of the Canadian dollar and a substantial increase in raw materials and energy costs during the period. The Company’s net loss, including specific items, was $25 million or $0.25 per share, compared with net earnings of $45 million or $0.45 per share in 2007.

In the first six months of 2008, sales decreased by $50 million, or 2.5%, to $1.958 billion, compared to $2.008 billion in 2007.

Operating income decreased by $85 million to $2 million compared to $87 million in 2007, including specific items that substantially affected results in 2008 and 2007. Operating income fell due to the 12.7% strengthening of the Canadian dollar and a substantial increase in raw materials and energy costs during the period. Operating income of 2008 also includes a provision of $4 million resulting from the collapse of a roof section at the Company’s printed papers converting centre located in Saint-Jérôme in March 2008. The Company’s net loss, including specific items, was $29 million or $0.29 per share, compared with net earnings of $67 million or $0.67 per share in 2007.

The consolidated results of 2008 include our share of the net impact of the transaction with Reno De Medici concluded March 1, 2008 which is proportionally consolidated since that date.

Historical financial information

(In millions of Canadian dollars, unless otherwise noted)	2006	2007					2008
(Restated to conform with the presentation of discontinued operations)	Total	Q1	Q2	Q3	Q4	Total	Q1	Q2	Total
Sales

Packaging
Boxboard(1)	1,359	344	352	332	315	1,343	329	331	660
Containerboard	600	294	307	310	282	1,193	291	301	592
Specialty products	691	215	211	206	202	834	209	218	427
Inter-segment sales	(68)	(27)	(29)	(26)	(26)	(108)	(28)	(25)	(53)
	2,582	826	841	822	773	3,262	801	825	1,626
Tissue Papers	727	186	180	176	171	713	170	184	354
Inter-segment sales and Corporate activities	(31)	(12)	(13)	(14)	(7)	(46)	(12)	(10)	(22)
	3,278	1,000	1,008	984	937	3,929	959	999	1,958
Operating income (loss) before depreciation and amortization “OIBD”(2)

Packaging
Boxboard(1)	57	33	12	15	9	69	(1)	(1)	(2)
Containerboard	44	39	37	46	30	152	34	27	61
Specialty products	45	18	11	15	15	59	9	14	23
	146	90	60	76	54	280	42	40	82
Tissue Papers	116	19	16	16	15	66	12	14	26
Corporate activities	(5)	1	5	1	(1)	6	(9)	7	(2)
	257	110	81	93	68	352	45	61	106
OIBD excluding specific items(2)

Packaging
Boxboard(1)	55	8	12	15	9	44	9	3	12
Containerboard	91	40	44	48	44	176	37	30	67
Specialty products	58	18	11	15	16	60	9	15	24
	204	66	67	78	69	280	55	48	103
Tissue Papers	116	19	15	16	15	65	12	15	27
Corporate activities	(5)	1	5	1	(2)	5	(8)	—	(8)
	315	86	87	95	82	350	59	63	122

(In millions of Canadian dollars, unless otherwise noted)	2006	2007					2008
(Restated to conform with the presentation of discontinued operations)	Total	Q1	Q2	Q3	Q4	Total	Q1	Q2	Total
Operating income (loss) from continuing operations	96	57	30	38	19	144	(6)	8	2
Excluding specific items(2)	154	33	36	40	33	142	8	10	18
Net earnings (loss)	3	22	45	16	12	95	(4)	(25)	(29)
Excluding specific items(2)	52	5	7	9	1	22	(9)	(11)	(20)
Net earnings (loss) per share (in dollars)
Basic	$0.04	$0.22	$0.45	$0.16	$0.12	$0.95	$(0.04)	$(0.25)	$(0.29)
Basic, excluding specific items(2)	$0.64	$0.05	$0.07	$0.09	$0.01	$0.22	$(0.09)	$(0.11)	$(0.20)
Cash flow from operations (adjusted)(2)	183	41	46	55	36	178	17	36	53
Excluding specific items	196	49	48	56	49	202	26	42	68
Cash flow from operations (adjusted) per share (in dollars)(2)
Basic	$2.26	$0.41	$0.46	$0.56	$0.36	$1.79	$0.17	$0.37	$0.54
Basic, excluding specific items	$2.42	$0.49	$0.48	$0.57	$0.49	$2.03	$0.26	$0.43	$0.69
Cascades North American US$ selling price index (index 2002 = 1,000)(3)	1,271	1,314	1,341	1,382	1,411	1,362	1,412	1,425	1,418
Cascades North American US$ raw materials index (index 2002 = 300)(4)	361	438	465	497	521	480	542	536	539
US$/CAN$	$0.88	$0.85	$0.91	$0.96	$1.02	$0.93	$1.00	$0.99	$0.99
Natural Gas Henry Hub - US$/mmBtu	$7.23	$6.77	$7.55	$6.16	$6.97	$6.86	$8.03	$10.92	$9.48
Return on assets (%)(5)	10.8%	10.5%	9.8%	9.5%	8.9%	8.9%	8.3%	7.7%	7.7%

1.     Starting in Q1 2008, numbers take into account the merger of our European recycled boxboard assets with Reno De Medici.

2.     See “Supplemental information on non-GAAP measures”.

3.     The Cascades North American selling prices index represents an approximation of the Company’s manufacturing (excluding converted products) selling prices in North America. It is weighted according to shipments and is based on publication prices. It includes some of the main Cascades products for which prices are available in Pulp & Paper Week magazine and the Cascades Tissue Index. This index should only be used as a trend indicator as it may differ from our actual selling prices and our product mix. The only non-manufacturing prices reflected in the index are those for tissue. In fact, the tissue pricing indicator, which is blended into the Cascades North American selling prices index, is the Cascades Tissue paper selling prices index, which represents a mix of primary and converted products.

4.     The Cascades North American raw materials index is based on publication prices and the average weighted cost paid for some of our manufacturing raw materials namely, recycled fibre, virgin pulp and woodchips, in North America. It is weighted according to the volume of purchase (in tons) in 2007. This index should only be used as a trend indicator and it may differ from our actual manufacturing purchasing costs and our purchase mix.

5.     Return on assets is a non-GAAP measure and is defined as: LTM OIBD excluding specific items/LTM average of total quarterly assets.

Financial results for the 3-month periods ended June 30, 2008 and 2007

Sales

Sales decreased by $9 million, or 1%, to $999 million versus $1.008 billion in 2007. Sales include the net impact of the transaction with Reno De Medici concluded March 1, 2008. Net average selling prices in U.S. dollars and Euros rose in all of our main segments, but were offset by the appreciation of the Canadian dollar against the U.S. dollar. Shipments decreased by 6% compared with the second quarter of 2007, as a result of lower demand in the North American boxboard sector.

Operating income before depreciation and amortization (“OIBD”)

The Company generated $61 million in OIBD, compared to $81 million in 2007. The OIBD margin decreased for the period, to 6.1%, compared to 8.0% in 2007. Excluding specific items, the OIBD stood at $63 million, compared to $87 million in 2007, a decrease of $24 million or 28%, which resulted from higher raw materials costs and the strengthening of the Canadian dollar. These two factors had estimated negative impacts of $25 million and $13 million respectively. The Company was able to partially compensate for these negative effects through increased selling prices for an estimated contribution of $36 million.

The main variances in operating income before depreciation and amortization, excluding specific items, are shown below. Selling price increases were not enough to offset, the negative impact of higher raw materials and energy costs and the rise of the Canadian dollar:

The operating income before depreciation variance analysis by segment is as follow:

OIBD variance analysis

	Packaging
(in millions of dollars)	Boxboard	Containerboard	Specialty Products	Total Packaging	Tissue Papers	Corporate Activities	Consolidated
OIBD for the 3-month period ended June 30, 2007 (excluding specific items)	12	44	11	67	15	5	87
Positive (negative) impact from:
Volume (shipments)	(4)	(3)	—	(7)	2	—	(5)
Selling price & mix	6	12	6	24	13	(1)	36
Raw materials(1)	(8)	(12)	2	(18)	(7)	—	(25)
Variation of the CAN$(2)	—	(4)	(3)	(7)	(1)	(5)	(13)
Energy price & consumption	(3)	(4)	(1)	(8)	(3)	—	(11)
Other variable costs(3)	1	(7)	(1)	(7)	(2)	—	(9)
Fixed costs and others(4)	(1)	1	1	1	(2)	1	—
Other sectors(5)	—	3	—	3	—	—	3
Business acquisitions and disposals	—	—	—	—	—	—	—
Change in OIBD for the year	(9)	(14)	4	(19)	—	(5)	(24)
OIBD excluding specific items	3	30	15	48	15	—	63
Specific items	(4)	(3)	(1)	(8)	(1)	7	(2)
OIBD for the 3-month period ended June 30, 2008	(1)	27	14	40	14	7	61

(1)

The impacts of these estimated costs are based on production costs per unit, which are affected by yield, product mix changes and purchase and transfer prices. In addition to market pulp and recycled fibre, they include purchases of externally-sourced boards and parent rolls for the converting sectors and other raw materials such as plastics and woodchips.

(2)

The estimated impact of the exchange rate is based on the Company’s national and export sales less purchases that are impacted by the exchange rate changes, mainly the CAN$/US$ variation. It also includes the impact of exchange rates on the Company’s working capital items and cash position.

(3)	The impact of these estimated variable costs is based on production costs per unit, which are affected by downtimes, efficiencies and product mix changes.

(4)	Includes all other costs such as repair and maintenance, selling and administration and profit sharing.

(5)	Includes change in OIBD of operating units that are not in the manufacturing or converting sectors.

Financial results for the 6-month periods ended June 30, 2008 and 2007

Sales

Sales decreased by $50 million, or 2.5%, to $1.958 billion versus $2.008 billion in 2007. Net average selling prices in U.S. dollars and Euros rose in all of our main segments, but were offset by the appreciation of the Canadian dollar against the U.S. dollar. Shipments were 8% lower compared with the first six months of 2007. Sales also include the net impact of the transaction with Reno De Medici concluded March 1, 2008.

Operating income before depreciation and amortization (“OIBD”)

The Company generated $106 million in OIBD, compared to $191 million in 2007. The OIBD margin decreased for the period, to 5.4%, compared to 9.5% in 2007. Excluding specific items, the OIBD stood at $122 million, compared to $173 million in 2007, a decrease of $51 million or 29%, which resulted from higher raw materials costs and the strengthening of the Canadian dollar. These two factors had estimated negative impacts of $59 million and $33 million respectively. The Company was able to partially compensate for these negative effects through increased selling prices for an estimated contribution $66 million. OIBD of 2008 includes a provision of $4 million resulting from the collapse of a roof section at the Company’s printed papers converting centre located in Saint-Jérôme, in March 2008.

The main variances in operating income before depreciation and amortization, excluding specific items, are shown below. Selling price increases were not enough to offset the negative impact of higher raw materials and energy costs and the rise of the Canadian dollar:

The operating income before depreciation variance analysis by segment is as follow:

OIBD variance analysis

	Packaging
(in millions of dollars)	Boxboard	Containerboard	Specialty Products	Total Packaging	Tissue Papers	Corporate Activities	Consolidated
OIBD for the 6-month period ended June 30, 2007 (excluding specific items)	20	84	29	133	34	6	173
Positive (negative) impact from:
Volume (shipments)	(2)	—	(1)	(3)	5	—	2
Selling price & mix	9	33	11	53	15	(2)	66
Raw materials(1)	(13)	(25)	(5)	(43)	(16)	—	(59)
Variation of the CAN$(2)	(2)	(15)	(11)	(28)	—	(5)	(33)
Energy price & consumption	(4)	(8)	(2)	(14)	(4)	—	(18)
Other variable costs(3)	1	(6)	(1)	(6)	(2)	—	(8)
Fixed costs and others(4)	(2)	1	3	2	(5)	(7)	(10)
Other sectors(5)	2	3	—	5	—	—	5
Business acquisitions and disposals	3	—	1	4	—	—	4
Change in OIBD for the year	(8)	(17)	(5)	(30)	(7)	(14)	(51)
OIBD excluding specific items	12	67	24	103	27	(8)	122
Specific items	(14)	(6)	(1)	(21)	(1)	6	(16)
OIBD for the 6-month period ended June 30, 2008	(2)	61	23	82	26	(2)	106

(1)

The impacts of these estimated costs are based on production costs per unit, which are affected by yield, product mix changes and purchase and transfer prices. In addition to market pulp and recycled fibre, they include purchases of externally-sourced boards and parent rolls for the converting sectors and other raw materials such as plastics and woodchips.

(2)

The estimated impact of the exchange rate is based on the Company’s national and export sales less purchases that are impacted on by the exchange rate changes, mainly the CAN$/US$variation. It also includes the impact of exchange rates on the Company’s working capital items and cash position.

(3)	The impact of these estimated variable costs is based on production costs per unit, which are affected by downtimes, efficiencies and product mix changes.

(4)	Includes all other costs such as repair and maintenance, selling and administration and profit sharing.

(5)	Includes change in OIBD of operating units that are not in the manufacturing or converting sectors.

Specific items included in operating income before depreciation and amortization

The Company incurred some specific items in 2008 and 2007 that adversely or positively affected its operating results. We believe that it is useful for readers to be aware of these items, as they provide a measure of performance against which to compare the Company’s results between periods notwithstanding these specific items.

Gains and losses on disposal

In 2008 and 2007, the Company recorded the following gains and losses:

	Q2-2008	Q2-2007	2008	2007
Loss on contribution to a joint venture	—	—	5	—
Gain on disposal of property, plant and equipment	—	(1)	—	(1)
Legal settlement	—	2	—	2
Gain on business disposal	—	—	—	(25)
	—	1	5	(24)

• In the first quarter of 2008, following the transaction with Reno De Medici S.p.A. (“RdM”) the Company recorded a loss of $5 million since the value, as at March 1, 2008, of the shares received as a consideration was lower than the contributed book value of the assets transferred.

• In the first quarter of 2007, the Company disposed of its investment in a joint venture (in the boxboard segment) for a consideration of $38 million (US$32 million). The Company realized a gain of $25 million, before income taxes of $11 million.

• In the second quarter of 2007, the Company sold the building of its Toronto (Pickering) tissue converting facility, closed in 2005, for an amount of $7 million. The Company realized a gain of $1 million. The Company also recorded a provision of $2 million related to the action filed by ServiceCore Inc.

Impairment loss, closure and restructuring costs

The following impairment charges and closure and restructuring costs were recorded in 2008 and 2007:

	Q2-2008		Q2-2007		2008		2007
	Impairment	Closure and restructuring costs	Impairment	Closure and restructuring costs	Impairment	Closure and restructuring costs	Impairment	Closure and restructuring costs
Boxboard-Dopaco (Bakersfield)	—	1	—	—	—	3	—	—
Boxboard-Corporate	—	2	—	—	—	4	—	—
Containerboard–Red Rock & others	2	1	1	—	2	5	1	2
Tissue	—	1	—	—	—	1	—	—
Specialty products	1	—	—	—	1	—	—	—
	3	5	1	—	3	13	1	2

In 2008, the Company closed the operation of its Dopaco converting plant located in Bakersfield, California. The Company recorded a provision of $3 million. The Company announced the integration of its North American boxboard operations with its containerboard operations. As a result of this change the Company recorded a restructuring provision of $4 million. The Company also incurred some restructuring costs of $1 million in its Tissue Group.

The Company recorded an additional provision of $5 million related to the pension plan settlement and other closure costs of its containerboard Red Rock mill closed in 2006. The Company also recorded an impairment of $2 million on the remaining value of the property, plant and equipment of this mill and $1 million on the property, plant and equipment of one waste paper recovery center of the Specialty Products Group that ceased operations.

Financial instruments

The Company recorded an unrealized gain of $7 million in the second quarter of 2008 (an unrealized gain of $7 million for the six-month period of 2008) compared to a $4 million loss in 2007 (an unrealized gain of $3 million for the six-month period of 2007) on certain financial instruments that were not designated as hedging instruments.

In 2008, the Company terminated, prior to maturity, certain natural gas derivatives contracts for net cash proceeds of $15 million. As these contracts were designated as cash flow hedges of anticipated purchases of natural gas, their fair value increment is recorded under “Accumulated Other Comprehensive Income (Loss)” and will be amortized to earnings over the original designated underlying period of natural gas purchases covering the period from July 2008 to October 2011.

Inventory adjustment resulting from business acquisitions

As a consequence of the preliminary allocation of the combination value on the RdM transaction, operating results for the second quarter of 2008 were reduced by $1 million ($2 million for the six-month period of 2008) since the inventory acquired at the time of the combination was recognized at fair value and no profit was recorded on its subsequent sale. The results of the first quarter of 2007 were reduced by $6 million, for the same reasons, following the Norampac acquisition at the end of 2006.

The reconciliation of the specific items by business groups is as follow:

For the 3-month periods ended June 30

	2008						2007
(in millions of Canadian dollars)	Boxboard	Container- board	Specialty Products	Tissue Papers	Corporate Activities	Consoli- dated	Boxboard	Container- board	Specialty Products	Tissue Papers	Corporate Activities	Consoli-dated
Operating income before depreciation and amortization	(1)	27	14	14	7	61	12	37	11	16	5	81
Specific items :
Inventory adjustment resulting from business acquisition	1	—	—	—	—	1	—	—	—	—	—	—
Loss (gain) on disposals	—	—	—	—	—	—	—	—	—	(1)	2	1
Impairment loss on property, plant and equipment	—	2	1	—	—	3	—	1	—	—	—	1
Closure and restructuring costs	3	1	—	1	—	5	—	—	—	—	—	—
Unrealized loss (gain) on financial instruments	—	—	—	—	(7)	(7)	—	6	—	—	(2)	4
	4	3	1	1	(7)	2	—	7	—	(1)	—	6
Operating income before depreciation and amortization - excluding specific items	3	30	15	15	—	63	12	44	11	15	5	87

For the 6-month periods ended June 30

	2008						2007
(in millions of Canadian dollars)	Boxboard	Container- board	Specialty Products	Tissue Papers	Corporate Activities	Consoli- dated	Boxboard	Container- board	Specialty Products	Tissue Papers	Corporate Activities	Consoli- dated
Operating income before depreciation and amortization	(2)	61	23	26	(2)	106	45	76	29	35	6	191
Specific items :
Inventory adjustment resulting from business acquisition	2	—	—	—	—	2	—	6	—	—	—	6
Loss (gain) on disposals	5	—	—	—	—	5	(25)	—	—	(1)	2	(24)
Impairment loss on property, plant and equipment	—	2	1	—	—	3	—	1	—	—	—	1
Closure and restructuring costs	7	5	—	1	—	13	—	2	—	—	—	2
Unrealized loss (gain) on financial instruments	—	(1)	—	—	(6)	(7)	—	(1)	—	—	(2)	(3)
	14	6	1	1	(6)	16	(25)	8	—	(1)	—	(18)
Operating income before depreciation and amortization - excluding specific items	12	67	24	27	(8)	122	20	84	29	34	6	173

Business highlights

Over the past two years, the Company finalized several transactions (closure or sale of certain operating units) in order to optimize its asset base or streamline its cost structure.

The following transactions that occurred in 2007 and 2008 should be taken into consideration when reviewing the overall or segmented analysis of the Company’s results:

Closure, restructuring and disposal

Boxboard Group

1) In the first quarter of 2007, the Company disposed of an investment in a joint venture pertaining to its converting operations.

2) In the first quarter of 2008, the Company closed the operations at its Dopaco converting plant located in Bakersfield, California and transferred production to its plant located in Stockton, California.

3) In the first quarter of 2008, the Company announced the integration of its North American boxboard operations with its containerboard operations.

Containerboard Group

4) On August 30, 2006, the Company announced that it had ceased operations at its Red Rock, Ontario containerboard mill for an indefinite period of time. The mill was sold to a third party in December 2007.

Specialty Products Group

5) In 2007, the Company decided to dispose of its Greenfield SAS pulp mill, located in France. The transaction was completed on January 7, 2008. This activity is presented as a discontinued operation.

Business acquisitions

Boxboard Group

6) Transaction with Reno De Medici S.p.A. (“RdM”)

On June 20, 2007, Reno De Medici S.p.A., a public company based in Milan, Italy, announced, along with the Company, the signing of a Letter of Intent for the negotiation of terms and conditions pertaining to a potential combination of RdM’s and Cascades S.A.’s European recycled cartonboard business. Concurrently with the proposed merger, Cascades S.A. and a group of present RdM shareholders were expected to enter into a three-year shareholders’ agreement covering matters related to corporate governance (where Cascades S.A. and a group of current RdM shareholders would be equally represented on the RdM board of directors). The agreement also provided for an 18-month lock-up, followed by reciprocal first-refusal and tag-along rights.

On September 14, 2007, the Company announced that the definitive combination agreement and shareholders’ agreement had been signed. The combination agreement was subject to certain conditions, including approval by appropriate regulatory authorities as well as by RdM shareholders at a special meeting. On October 29, 2007, it was approved by RdM shareholders. The transaction was declared effective March 1, 2008, and all conditions pertaining to the merger have been met.

As a result of this transaction, the Company contributed its recycled boxboard manufacturing assets, located in Blendecques, France, and Arnsberg, Germany, as well as its sheeting centre in Wednesbury, U.K., having a net book value of $92 million (€62 million) in exchange for 115.6 million shares or 30.6% of outstanding shares in RdM representing a contribution of $81 million (€54 million) and a cash consideration adjustment of $3 million (€2 million). The Company’s investment in RdM is proportionally consolidated since that date, as the Company and a group of current shareholders have joint control of RdM.

Discontinued operations

In 2007, the Company decided to dispose of its Greenfield SAS pulp mill located in France and of its Scierie Lemay sawmill located in Québec.

The discontinued operations also include the Fine papers activities which were closed or sold in 2006 and 2005. Consequently, the assets, liabilities, earnings and cash flows from these activities for the current period and for all comparative periods are classified as discontinued operations.

Condensed statements of earnings (loss) and cash flows relating to these discontinued operations are presented in the table below.

The condensed balance sheet is presented in Note 2 of the consolidated financial statements.

	Q2-2008	Q2-2007	2008	2007
Condensed statements of earnings (loss)
Sales	3	25	8	49
Operating income (loss)(1)	(1)	1	22	(1)
Interest expense	—	1	1	2
Provision for (recovery of) income taxes	—	—	3	(1)
Net earnings (loss) from discontinued operations	(1)	—	18	(2)
Net earnings (loss) per share from discontinued operations	$(0.01)	$0.00	$0.18	$(0.02)
Condensed statements of cash flows
Operating activities	4	(5)	2	(15)
Investing activities	4	(1)	41	(1)
Financing activities	—	(2)	—	(3)
	8	(8)	43	(19)

(1) Operating loss includes the following items:	Q2-2008	Q2-2007	2008	2007
Closure and restructuring costs	(1)	5	(1)	5
Legal settlement	—	(1)	—	(1)
Gain on the disposal of the Greenfield pulp mill	—	—	24	—
Total	(1)	4	23	4

Business segment review

Packaging products

	Sales (in millions of dollars)				OIBD (in millions of dollars)				Shipments(1) (in thousands short tons)
	3 months		6 months		3 months		6 months		3 months		6 months
	2008	2007	2008	2007	2008	2007	2008	2007	2008	2007	2008	2007
Boxboard
Manufacturing - North America	62	90	130	168	(12)	(2)	(21)	(9)	96	126	199	235
Manufacturing - Europe(2)	122	116	249	239	2	1	5	4	137	147	287	298
Converting	170	177	328	346	12	13	24	51	74	77	144	148
Others and eliminations	(23)	(31)	(47)	(57)	(3)	—	(10)	(1)	(30)	(37)	(61)	(67)
	331	352	660	696	(1)	12	(2)	45	277	313	569	614
Containerboard
Manufacturing	150	152	304	306	10	14	27	35	301	307	611	608
Converting	246	256	473	495	17	20	31	35	206 (3)	218 (3)	402 (3)	421 (3)
Others and eliminations	(95)	(101)	(185)	(200)	—	3	3	6	(165)	(159)	(323)	(312)
	301	307	592	601	27	37	61	76	342	366	690	717
Specialty products
Manufacturing	76	81	152	167	—	(1)	(1)	3	86	91	174	183
Converting	67	58	130	117	8	5	13	12	33	26	65	53
Others and eliminations	75	72	145	142	6	7	11	14	(4)	(3)	(8)	(7)
	218	211	427	426	14	11	23	29	115	114	231	229
Eliminations	(25)	(29)	(53)	(56)
Total	825	841	1,626	1,667	40	60	82	150	734	793	1,490	1,560

Total excluding specific items

Boxboard(2)					3	12	12	20
Containerboard					30	44	67	84
Specialty products					15	11	24	29
Excluding specific items					48	67	103	133

For the 3-month periods ended June 30, 2008 and 2007

Sales in the Packaging Products segment decreased by $16 million or 2%, to $825 million versus $841 million in 2007, due to lower sales from the boxboard sector resulting from lower demand in North America.

The Packaging Products segment’s OIBD stood at $40 million for the period, compared to $60 million in 2007. In 2008, OIBD includes closure and restructuring costs of $4 million and an impairment charge of $3 million. OIBD in 2007 includes an unrealized loss of $6 million on derivatives financial instruments. Excluding specific items, the OIBD dropped by 28%, to $48 million compared to $67 million in 2007, as a result of the increase in raw materials costs and the appreciation of the Canadian dollar. Difficult market conditions and operational inefficiencies in our North American boxboard business also contributed to the decrease in profitability.

Average selling price (in Canadian dollars/unit)								Average selling price (in U.S. dollars or Euro/unit)								Price reference (in U.S. dollars or Euro/unit)
3 months				6 months				3 months				6 months				3 months		6 months
2008		2007		2008		2007		2008		2007		2008		2007		2008	2007	2008	2007

655		712		656		714		648		648		652		630		755	733	744	709
886		801		868		807		€562		€541		€563		€535		€808	€799	€811	€800
2,295		2,287		2,270		2,337		2,272		2,083		2,254		2,059		n/a	n/a	n/a	n/a

498		496		498		503		493		452		494		444		555	515	555	515
1,192	(3)	1,173	(3)	1,174	(3)	1,175	(3)	1,180	(3)	1,069	(3)	1,165	(3)	1,037	(3)	n/a	n/a	n/a	n/a

886		898		875		913		878		818		869		805		826	773	811	758

1.	Total shipments do not take into account the elimination of business sector intercompany shipments.
2.	2008 numbers includes 30.6% of Reno De Medici since March 1, 2008.
3.

Is equal to 3,432 million square feet (msf), 72 CAN$/msf, 71 US$/msf in the second quarter of 2008, and to 3,463 million msf, 74 CAN$/msf, 67 US$/msf in the same period of 2007. Is equal to 6,649 million square feet (msf), 71 CAN$/msf, 71 US$/msf in the first six months of 2008, and to 6,685 million msf, 74 CAN$/msf, 65 US$/msf in the first six months of 2007.

Boxboard

Sales for the Boxboard Group totaled $331 million in 2008, compared to $352 million in 2007. In the second quarter, manufacturing shipments decreased by 24% in North America due primarily to lower demand. Also in North America, the average manufacturing selling price was stable over 2007. However, after currency translation, converted selling prices were negatively impacted by the stronger Canadian dollar. On the converting side, increased selling prices in the QSR sector and the general folding carton sector were partially offset by a stronger Canadian dollar and a highly competitive market.

In Europe, the transaction with RdM became effective March 1, 2008. The operating results of RdM are now proportionally consolidated at 31% since that date.

Including the net impact of the transaction with RdM, sales, operating income before depreciation and volumes in Europe were relatively stable compared to the second quarter of 2007. Improved selling prices in Euros and the positive impact of the conversion to Canadian dollars compensated for the increase in raw materials and energy costs. Market conditions and the price environment remained challenging. Operational difficulties at our Swedish virgin mill affected negatively the second quarter results. Action plan is being implemented to resolve these issues by year-end.

Operating income before depreciation and amortization, excluding specific items, decreased by $9 million to $3 million compared to $12 million in 2007. The higher cost of energy, recycled fibre and pulp as well as of externally purchased board at the converting level negatively impacted the operating results by approximately $11 million. This negative impact was partially offset by improved average selling prices for a positive contribution of approximately $6 million.

In the second quarter, we took 117 days of downtime in our North American manufacturing units to lower our inventories. Also, in order to optimize its manufacturing asset base and gain synergies with its containerboard operations, the Group tried certain options which resulted in increased production costs.

The Boxboard Group recorded a $2 million provision following some restructuring initiatives in all its operating units. On July 2, 2008, the Group also announced the closure of its Toronto boxboard mill for an indefinite period of time, effective at the latest on September 14, 2008. The Toronto mill has an annual production capacity of coated recycled boxboard (CRB) of approximately 170,000 short tons. During the shutdown period, the East Angus (QC) and Versailles (CT) mills will ensure the supply of CRB to customers.This decision was taken to mitigate the negative impacts of several factors such as high labour costs, growing fibre supply costs and rising energy costs. Restructuring cost provisions have yet to be determined and will be recorded in the second half of 2008.

The results of the North American operations should improve following the recent restructuring alternatives, the temporary closure of the Toronto mill and the production trials that should be less frequent. However, our strategic review continues and we are still evaluating different alternatives to improve the overall efficiency of the boxboard manufacturing operations and sales strategy.

Containerboard

The Containerboard Group’s sales decreased by $6 million to $301 million for the second quarter of 2008 compared with $307 million for the same period in 2007. Higher average selling prices at both the manufacturing and converting levels were offset by the appreciation of the Canadian dollar and lower shipments.

The North American corrugated product markets, particularly in the Northeastern U.S. region, continued to be challenging. On a average week basis, U.S. and Canadian box shipments were down 2.2% and 1.8% respectively year-to-date through June.

Operating income before depreciation and amortization, excluding specific items, decreased by $14 million to $30 million for the second quarter of 2008 compared with $44 million for the same period in 2007. Despite our hedging portfolio, the higher cost of recycled fibre had a negative impact of $12 million, offsetting the positive effect of improved selling prices. The appreciation of the Canadian dollar also negatively impacted the results, by $4 million. In addition, energy costs rose along with chemical and freight expenses.

The Containerboard Group incurred closure costs of $1 million and an impairment charge of $2 million on the remaining value of the property, plant and equipment of the Red Rock mill closed in 2006, compared to closure costs of $1 million in the second quarter of 2007. The Group did not record any unrealized gain or loss on financial instruments compared with a loss of $6 million in 2007.

Specialty products

Sales of the Specialty Products Group increased by $7 million, to $218 million compared to $211 million in the second quarter of 2007. Despite challenging market conditions, sales of the industrial packaging activities increased, mostly as a result of new business in the United States and an acquisition in our honeycomb division in the third quarter of 2007. Volumes remained relatively stable in our plastic products and moulded pulp segments.

Operating income before depreciation, excluding specific items, increased to $15 million compared to $11 million in 2007. The appreciation of the Canadian dollar over the past year negatively impacted profitability by $3 million. Higher selling prices in most of our businesses combined with strict cost-cutting initiatives more than offset increasing input costs. By adopting a strategy of realigning its product offering from commodity to specialty and high recycled content as well as through significant cost reduction measures, the fine papers sector was able to maintain its margin despite the higher cost of raw materials.The Group also recorded an impairment charge of $1 million on the property, plant and equipment of one waste paper recovery center that ceased operations.

For the 6-month periods ended June 30, 2008 and 2007

Sales in the Packaging Products segment decreased by $41 million or 2.5%, to $1.626 billion versus $1.667 billion in 2007, due to lower selling prices in Canadian dollars following the rise of the Canadian dollar versus the U.S. dollar and the lower demand for the North-American boxboard sector.

The Packaging Products segment’s OIBD stood at $82 million for the period, compared to $150 million in 2007. In 2008, OIBD includes closure and restructuring costs of $12 million, a loss of $5 million resulting from the merger of the European boxboard recycled assets and an impairment charge of $3 million. OIBD in 2007 includes a gain of $25 million, resulting from the divestiture of a joint venture interest in the Boxboard Group and an unrealized loss of $6 million on derivatives financial instruments. Excluding specific items, the OIBD was down $20 million or 23%, to $103 million compared to 2007, as a result of the increase in raw material costs and the strengthening of the Canadian dollar. Difficult market conditions and operational inefficiencies in our North American boxboard business also negatively contributed to this decrease.

Boxboard

Sales for the Boxboard Group totaled $660 million in 2008, compared to $696 million in 2007. Manufacturing shipments decreased 15% in North America, mainly due to lower demand. In North America, manufacturing average selling prices rose by US$ 20 per ton compared to 2007. However, this increase was more than offset by the stronger Canadian dollar. On the converting side, higher selling prices in the QSR and the general folding carton sectors were partially offset by the stronger Canadian dollar and a highly competitive market.

In Europe, the transaction with RdM became effective March 1, 2008. As a result of this transaction, the Company contributed its recycled boxboard manufacturing assets, located in Blendecques, France, and Arnsberg, Germany, as well as its sheeting centre in Wednesbury, U.K., for a consideration of 115.6 million or 30.6% of outstanding shares in RdM. Cascades’ investment in RdM is proportionally consolidated since that date, as the Company and a group of current shareholders have joint control of RdM.

Sales, operating income before depreciation and volumes in Europe were relatively stable compared to 2007. Improved selling prices in Euros and the positive impact of the conversion to Canadian dollars compensated for the increase in raw materials costs and energy. Market conditions and the price environment remain challenging for both the recycled and virgin mills.

Operating income before depreciation and amortization, excluding specific items, decreased by $8 million to $12 million compared to $20 million in 2007. Operating results were down by approximately $13 million due to higher raw material costs in both North America and Europe. Higher energy prices also negatively impacted profitability but they were offset by improved average selling prices.

Following the transaction with RdM, the Company recorded a loss of $5 million as the value of the consideration received was lower than the contributed book value of the assets transferred. As a consequence of the preliminary allocation of the combination value on the RdM transaction, operating results for the six-month period of 2008 were reduced by $2 million since the inventory acquired at the time of the combination was recognized at fair value and no profit was recorded on its subsequent sale.

In 2008, in order to reduce costs, our QSR group (Dopaco) decided to increase capacity at its Stockton facility while closing definitely its Bakersfield unit in March 2008. This initiative resulted in a provision of $3 million for closure and restructuring costs.

Also in 2008, the Company announced the integration of its North American boxboard operations with its containerboard operations. This change does not include our QSR folding carton operations (Dopaco). As a result of this change, the Company recorded a restructuring provision of $4 million. The new management team is currently reviewing all strategic alternatives in order to optimize the profitability of these assets.

In 2007, this Group recorded a $25-million gain on the disposal of its interest in GSD, a joint venture company in its QSR converting business, for a cash consideration of $38 million (US$ 32 million).

Containerboard

The Containerboard Group’s sales decreased by $9 million to $592 million for the first six months of 2008 compared with $601 million for the same period in 2007. Both manufacturing and converting US$ selling prices increased in 2008 compared to 2007. However, the rise was offset by the strengthening of the Canadian dollar.

Operating income before depreciation and amortization, excluding specific items, decreased by $17 million to $67 million for the second quarter of 2008 compared with $84 million for the same period in 2007. Despite our hedging portfolio, the higher cost of recycled fibre had a negative impact of $25 million, while the appreciation of the Canadian dollar and energy costs reduced the Group’s OIBD by $15 million and $8 million respectively. Approximately 70% of these negative impacts were offset by better selling prices in both the manufacturing and converting sectors.

The Containerboard Group incurred closure costs of $5 million following the settlement of the pension plan and other costs and an impairment charge of $2 million on the remaining value of the property, plant and equipment of the Red Rock facility, which was closed at the end of 2006, compared to closure costs of $3 million in the first six months of 2007. This Group also incurred an unrealized gain of $1 million on financial instruments compared with a gain of $1 million in 2007. Due to the preliminary purchase price allocation done at the end of 2006, the 2007 first-quarter operating results were reduced by $6 million since the inventories acquired at the end of 2006 were recognized at fair value and no profit was recorded on their subsequent sale.

Specialty products

Sales for the Specialty Products Group remained relatively stable, at $427 million compared with $426 million in 2007. In addition to the unfavourable exchange rate impact, weaker demand negatively affected our kraft and fine papers businesses. Despite challenging market conditions, our industrial packaging activities increased their sales compared to 2007, mostly as a result of new business in the United States and an acquisition in our honeycomb division in the third quarter of 2007. Volumes remained relatively stable in our plastic products and moulded pulp segments. Finally, higher waste paper market prices compared to last year mostly explains the $8 million sales increase recorded in our recovery paper sector.

Operating income before depreciation excluding specific items, decreased to $24 million compared to $29 million in 2007. The significant strengthening of the Canadian dollar over the past year negatively impacted profitability by $11 million. Higher selling prices in most of our businesses combined with strict cost-cutting measures partly offset increasing input costs and the appreciation of the Canadian dollar. The Group also recorded an impairment charge of $1 million on the property, plant and equipment of one waste paper recovery center that ceased operations in 2008.

Tissue Papers

	Sales (in millions of dollars)				OIBD (in millions of dollars)				Shipments (in thousands short tons)
	3 months		6 months		3 months		6 months		3 months		6 months
	2008	2007	2008	2007	2008	2007	2008	2007	2008	2007	2008	2007
Manufacturing & converting	184	180	354	366	14	16	26	35	116	112	228	221
Excluding specific items	300		12		15	15	27	34

	Average selling price (in Canadian dollars/unit)				Average selling price (in U.S. dollars/unit)				Price reference (in U.S. dollars/unit)
	3 months		6 months		3 months		6 months		3 months		6 months
	2008	2007	2008	2007	2008	2007	2008	2007	2008	2007	2008	2007
Manufacturing & converting	1,545	1,581	1,516	1,623	1,530	1,440	1,505	1,430	1,602	1,456	1,581	1,445

For the 3-month periods ended June 30, 2008 and 2007

Following a total shipments increase of 3.5% partly attributable to an increase of 3.2% in paper manufacturing productivity, Tissue Group sales rose by 2.2% to $184 million in 2008, compared to $180 million in 2007. Average net realized prices in US$ were 6.3% higher in 2008 versus 2007, as a result of price increases implemented on parent rolls and in the U.S. retail as well as commercial and industrial markets.

The Tissue Group’s operating income before depreciation and amortization, excluding specific items, remained stable at $15 million. This Group was negatively affected by increases in energy and raw materials production costs amounting to $3 and $7 million respectively, which were partly offset by an increase in the average realized U.S.-dollar selling price of converted products and parent rolls. The negative impact of foreign exchange accounted for $1 million.

The Group also incurred some restructuring costs of $1 million during the second quarter of 2008. In 2007, this Group realized a gain of $1 million following the sale of a building.

For the 6-month periods ended June 30, 2008 and 2007

Although total shipments increased by 3.2% due in part to better productivity, Tissue Group sales decreased by 3.3% to $354 million in 2008, compared to $366 million in 2007. The decrease in sales is mainly due to the strengthening of the Canadian dollar and to the 4.2% increase in the proportion of jumbo rolls on total shipments compared to 2007, for which selling prices are lower than for converted products. Average net realized prices in US$ were 5.2% higher in 2008 versus 2007, as a result of price increases implemented in parent rolls, in the U.S. commercial and industrial markets, and in the U.S. retail markets.

The Tissue Group’s operating income before depreciation and amortization, excluding specific items, stood at $27 million in 2008, compared with $34 million in 2007. The Group was negatively affected by increases in energy and raw materials production costs amounting to $4 and $16 million respectively, which were partly offset by a rise in the average realized U.S.-dollar selling price of converted products and parent rolls.

The Group also incurred some restructuring costs of $1 million in 2008 compared with a gain of $1 million following the sale of a building in 2007.

Corporate activities

Corporate activities include OIBD from the Company’s Engineering division, which has been involved in a construction project in Western Canada for a third party since late 2006. This project is expected to be completed in the second half of 2008. The profit from this project was lower in 2008 compared to 2007. It is impossible at this point to determine whether this type of activity will continue in the future.

The corporate activities 2008 results include a provision of $4 million resulting from the collapse of a roof section at the Company’s printed papers converting centre located in Saint-Jérôme, in March 2008. Production quickly returned to normal and the Company has entrusted its die-cutting operations to sub-contractors to ensure customer satisfaction. The damage did not cause any injuries and our manufacturing unit was not affected. Despite regular maintenance, the roof was simply unable to hold up to weather conditions at the time.

These activities also recorded an unrealized gain on financial instruments of $6 million in 2008 ($7 million in the second quarter).

Other items analysis

Depreciation and amortization

Depreciation and amortization remained stable at $104 million in 2008 ($53 million for the second quarter of 2008), compared to $104 million in 2007 ($51 million for the second quarter of 2007). The depreciation and amortization expense was affected by the finalization, late in the fourth quarter of 2007, of the purchase price allocation for the acquisition of the remaining 50% share in Norampac in late 2006 and by the net impact of the proportionate consolidation of the transaction with Reno De Medici.

Operating income

As a result of the above, operating income decreased by $85 million, to $2 million ($8 million for the second quarter of 2008), compared to an operating income of $87 million in 2007 ($30 million for the second quarter of 2007). Operating margins for the six-month period decreased from 4.3% in 2007 to 0.0% in 2008.

Excluding specific items, operating income for 2008 stood at $18 million ($10 million for the second quarter), compared to $69 million in 2007 ($36 million for the second quarter).

Interest expense

The interest expense fell to $50 million ($26 million for the second quarter), versus $52 million in 2007 ($26 million for the second quarter). Debt level increased consequent to working capital requirements and capital investments in 2007 and 2008.  Interest on the Company’s U.S.-denominated debts was reduced due to the strengthening of the Canadian dollar. The proportionate consolidation of Reno De Medici also slightly increases the 2008 interest expense.

Foreign exchange loss (gain) on long-term debt

In 2008, the Company recorded a foreign exchange loss of $20 million (a loss of $15 million for the second quarter) on its U.S.-denominated debts, as the fair value of its derivatives instruments, described below, experienced an unfavourable fluctuation. This compares to a foreign exchange gain of $29 million in 2007 (a gain of $25 million in the second quarter). These gains or losses have no impact on the Company’s liquidities.

In 2007, the Company entered into derivatives instruments to fix US$900 million of its U.S.-denominated debt at an average exchange rate of CAN$0.981 (US$1.019). Initially, these instruments were not designated as a hedge of changes in foreign exchange rates on the U.S.-denominated debts. Consequently, gains and losses on changes in their fair value were recorded in earnings and for the most part offset the foreign exchange gains and losses on the U.S.-denominated debts.

On July 1, 2008, the Company designated a new hedging relationship for these instruments which qualifies for cash flow hedge accounting in accordance with Section 3865. Accordingly, 97% of the Company’s U.S.-denominated debts are hedged by these foreign exchange forward contracts.

Provision for income taxes

The 2008 recovery of income tax was $18 million, for an effective rate of 26% including the impact of all specific items. Excluding these specific items, the effective tax rate is approximately 32%.

The effective tax rate and current income taxes are affected by the results of certain subsidiaries and a joint venture located in countries where the income tax rate is higher than in Canada, notably Germany, Italy and the United States.

Share of earnings of significantly influenced companies and dilution gain

The share of earnings of significantly influenced companies is mainly represented by our 34% interest in Boralex Inc., a Canadian public company that produces green and renewable energy, with operations in the northeastern United States, Canada and France.

The share of earnings of 2007 includes a dilution gain of $15 million resulting from the reduction of its interest in Boralex Inc. from 43% to 34% as a result of a public equity offering of 7.3 million common shares by Boralex at a price of $15.00.

Results of discontinued operations

The results of discontinued operations include those of the Greenfield and Scierie Lemay facilities. On January 7, 2008, the Company sold its Greenfield SAS pulp mill, located in France, for an amount of $41 million (€28 million), of which $4 million (€3 million) was received in April 2008. This transaction resulted in a gain of $24 million before related income taxes of $4 million.

Net earnings (loss)

As a result of the foregoing factors, the Company posted, for the first six months, a net loss of $29 million, or $0.29 per share in 2008, compared to net earnings of $67 million or $0.67 per share in 2007. After excluding certain specific items, however, the net loss stood at $20 million or $0.20 per share compared to net earnings of $12 million or $0.12 per share in 2007.

For the second quarter of 2008, the Company posted a net loss of $25 million, or $0.25 per share in 2008, compared to net earnings of $45 million or $0.45 per share in 2007. After excluding certain specific items, however, the net loss stood at $11 million or $0.11 per share compared to net earnings of $7 million or $0.07 per share in 2007.

Liquidity and capital resources

Cash flows from operating activities

Operating activities generated $17 million in liquidity in 2008 ($48 million for the second quarter), compared to a cash requirement of $36 million in 2007 (a cash inflow of $1 million for the second quarter). Changes in non-cash working capital components required $36 million in funds (cash inflow of $12 million for the quarter), compared to a cash requirement of $123 million in 2007 ($45 million for the quarter). The 2008 cash outflow is mainly attributable to increased business activities in the U.S. market in the Specialty Products Group and higher overall selling prices also increased the level of our accounts receivable. The level of our inventory was lower at the end of June. Our manufacturing units reduced their inventory by 7% in the second quarter. Our involvement in a construction project for a third party (corporate activities) required approximately $35 million of investment in the working capital at the end of June 2008. This amount should decrease in the next six months, as this project should be completed by the end of the third quarter. The working capital level was also lower at the end of 2007 due to slower business activities and temporary mill shutdowns for the year-end period.

Cash flow from operating activities includes the net proceeds of $15 million from the early settlement of certain natural gas derivatives contracts. The related value increment is recorded under “Accumulated Other Comprehensive Income (Loss)”  and will be amortized to earnings over the original designated underlying period of natural gas purchases covering the period from July 2008 to October 2011.

Cash flow from operating activities, excluding the change in non-cash working-capital components, stood at $53 million for 2008 ($36 million for the quarter) compared to $87 million in 2007 ($46 million for the quarter). Specific amounts of $13 million related to closure and restructuring charges and $2 million for an inventory fair value adjustment resulting from the Reno De Medici merger reduced cash flow from operating activities in 2008 versus $10 million in 2007. This cash flow measure is significant, since it places the Company in a position to pursue its capital expenditures program and reduce its indebtedness.

Investing activities

Investment activities in 2008 required total cash resources of $70 million mainly for capital expenditure projects.

The largest capital projects during the period were:

Boxboard ($23 million)

•              $11 million to add converting equipments for QSR business

•              $1 million to install a pulper at the East-Angus mill

•              $1 million to install a new turbo generator in the LaRochette, France mill

•              $1 million for new converting equipment in the Kentucky converting unit

Containerboard ($15 million)

•              $3 million for a new press in one converting facility in Ontario

•              $2 million in various projects in the papermill manufacturing units

Specialty Products ($16 million)

•              $3 million in new equipment at the Birmingham papermill packaging plant

•              $6 million for a new sorting facility in Calgary for the recycling paper activities

Tissue ($18 million)

•              $4 million to complete the new de-inking unit in Memphis, Tennessee

•              $6 million for new converting equipments in Candiac and Arizona and for the expansion of the Wisconsin converting facility

Corporate activities ($4 million)

•              Investments aimed at reducing energy consumption.

During the second quarter, the Company disposed of one building located in Montréal for a cash consideration of 5 million. No gain or loss was realized on this transaction.

The merger of our European recycled boxboard assets with RdM did not generate or require any cash since the consideration was in shares from RdM except for a cash consideration adjustment of $3 million. As at the transaction date, our share of the cash and cash equivalent owned by RdM, net of the cash transferred from our assets, amounted to $5 million. In addition, the Company acquired, on the open market, 3.7 million shares of RdM representing 1% of the outstanding shares for a cash consideration of $2 million.

Financing activities

In 2008, the Company borrowed $22 million on its revolving facilities to finance the investments and meet the working capital requirements discussed above.

The Company also redeemed 336,500 of its common shares on the open market, pursuant to a normal-course issuer bid, for an amount of $2 million. Including these transactions and the $8 million in dividends paid out during 2008, financing activities provided $1 million in liquidity.

Liquidity from discontinued operations

In 2007, the Company reclassified the Scierie Lemay (sawmill) and Greenfield SAS (pulp mill) activities as discontinued operations. The Greenfield pulp mill was sold in early January 2008 for a cash consideration of $41 million (€28 million), of which $4 million (€3 million) was received in April 2008. These businesses generated $4 million from their operating activities and $2 million was paid, in 2008, relating to a 2006 legal settlement of our Fine Paper activities.

Debt refinancing

On May 7, 2008, the Company amended its credit facility to extend its 12-month unsecured revolving credit facility of $100 million, from June 2008 to June 2009 and to maintain the current financial covenant until June 30, 2009.

Consolidated financial position as at June 30, 2008 and December 31, 2007

Following are the Company’s financial position and ratios. These figures include our share of Reno De Medici’s financial position.

(in millions of Canadian dollars)	2008	2007
Working capital (1)	652	616
% of sales (2)	16.6%	16.5%
Bank loan and advances	70	47
Current portion of long-term debt	9	4
Long-term debt	1,662	1,570
Total debt	1,741	1,621
Shareholders’ equity	1,211	1,199
Total equity and debt	2,952	2,820
Ratio of debt/total equity and debt	59.0%	57.5%
Shareholders’ equity per share	$12.25	$12.09

(1)

Working capital includes accounts receivable plus inventories less accounts payable. It excludes an unpaid provision for closure and restructuring costs in the amount of $20 million as at June 30, 2008 and $19 million as at December 31, 2007. It also excludes the current portion of derivatives financial instruments in the amount of $8 million ($11 million – 2007) and the current portion of future taxes liability in the amount of $- million ($1 million–2007).

(2)	% of sales = LTM working capital/LTM sales.

Liquidity available via the Company’s credit facilities, along with the cash flow generated by its operating activities, will provide it with sufficient funds to meet its financial obligations and fulfill its capital expenditure program which is expected to be in the range of $125 to $150 million in 2008 based on current business conditions. At the end of the second quarter of 2008, the Company had $220 million (net of a credit letter in the amount of $45 million) available under its $850 million revolving credit facility, and its $100 million unsecured facility, but excluding other joint venture credit agreements.

Near term outlook

CASCADES

Notwithstanding the general economic uncertainty, the gradual implementation of previously announced price increases, lower or relatively stable costs for energy and recycled fibre combined with the seasonal pick up in demand allow us to be cautiously optimistic for the third quarter. The successful turnaround of our North American boxboard operations is key to improved future profitability and continues to be our top priority. The management team at Norampac has a solid track record when it comes to restructuring and we have every confidence that they will deliver on this important objective. However, if improved results cannot be achieved rapidly through restructuring, other strategic alternatives will be considered.

PACKAGING Boxboard

In North America, following the integration of the manufacturing and folding carton business with Norampac in March, the Group will continue implementing cost reduction initiatives as well as optimizing its manufacturing process and portfolio of products. The Group will also focus on the reorganization of its production as a result of the closure of its Toronto mill which should be completed by September. On the pricing front, the Group has recently announced hikes effective at the end of July. In Europe, management will continue to actively monitor its inventory level and to implement restructuring initiatives.

PACKAGING Containerboard (Norampac)

Following the announcements of price increases by all producers, Norampac anticipates upward selling prices in the third quarter at both the manufacturing and the converting levels. Also, given the economic slowdown and the overall impact on box shipments, the Group will continue working on the optimization of its plant production system.

PACKAGING Specialty Products

Overall, during the third quarter, the Specialty Products Group anticipates to benefit from the implementation of price increases in all its manufacturing and converting segments. In the industrial packaging business, results should be positively impacted by a recent acquisition and gain of market shares. In the fine papers and kraft paper operations, the Group will continue to execute its restructuring action plan. Strategically, the Group is still seeking to expand its recycled paper recovery and processing activities.

TISSUE PAPERS

The Tissue Group anticipates higher average selling prices in comparison to the first half of the year given the recent implementation of price hikes. Additional price increases have also been announced in the parent roll and converted product markets (all effective in July and August). In the U.S., as a result of the economic slowdown, the Group expects that business conditions will remain more favourable in the retail market compared to the away-from-home market in the second half of 2008. In particular, we anticipate that demand for retail private label products will continue to be strong. In Canada, the retail market should remain competitive, especially the bathroom tissue paper segment.

Capital stock information

As at June 30, 2008, issued and outstanding capital stock consisted of 98,807,851 common shares (99,144,351 as at December 31, 2007), and 2,918,215 stock options were issued and outstanding (2,459,056 as at December 31, 2007). During this period, no options were exercised and 80,225 were forfeited. In 2008, the Company issued 539,384 stock options at an exercise price of $7.81.

As at August 4, 2008, issued and outstanding capital stock consisted of 98,686,351 common shares and 2,918,215 stock options.

Introduction of new accounting standards in 2008

Inventories

On January 1, 2008, the Company adopted, without restating the comparative figures, the CICA published Section 3031, “Inventories”. This new standard establishes measurement and disclosure requirements concerning inventories. The new requirements will be effective January 1, 2008. The application of this new standard by the Company decreased inventories by approximately $2 million, increased property, plant and equipment by $7 million and future income taxes and retained earnings by $2 million and $3 million respectively.

New accounting standards not yet adopted

Goodwill and intangible assets

In February 2008, the CICA published Section 3064, “Goodwill and Intangible Assets”. This new standard establishes standards for the recognition, measurement, presentation and disclosure of goodwill and intangible assets. The requirements will be effective for the interim period and annual financial statements relating to fiscal years starting on or after October 1, 2008. The Company is presently evaluating the impact of this new standard.

International Financial Reporting Standards

In February 2008, the Accounting Standards Board (“AcSB”) confirmed that the use of International Financial Reporting Standards (“IFRS”) will replace Canadian GAAP in 2011 for publicly accountable profit-oriented enterprises. The transition from current Canadian GAAP to IFRS will be applicable for the Company for the fiscal year beginning on January 1, 2011. The Company will convert to these new standards according to the timetable set for these new rules. The Company has established its transition plan and is currently assessing the impact of these new standards on its consolidated financial statements.

Internal control over financial reporting

Internal control over financial reporting (“ICFR”) is designed to provide reasonable assurance regarding the reliability of the Company’s financial reporting and its compliance with GAAP in its financial statements. The President and Chief Executive Officer and the Vice-President and Chief Financial Officer have evaluated whether there were changes to its ICFR during the three-month period ended June 30, 2008 that have materially affected, or are reasonably likely to materially affect, Company’s ICFR. No such changes were identified through their evaluation.

Supplemental information on non-GAAP measures

None of the following items is a measure of performance under Canadian GAAP: operating income before depreciation and amortization (OIBD), operating income, cash flow from operations and cash flow from operations per share. The Company includes OIBD, operating income, cash flow from operations and cash flow from operations per share because these elements are measures used by management to assess the operating and financial performance of the Company’s operating segments. Moreover, the Company believes that these items provide additional measures often used by investors to assess a company’s operating performance and its ability to meet debt service requirements. However, these measures do not represent, and should not be used as, a substitute for net earnings or cash flows from operating activities as determined in accordance with Canadian GAAP, nor are they necessarily an indication of whether or not cash flow will be sufficient to fund our cash requirements. In addition, our definition of OIBD, operating income, cash flow from operations (adjusted) and cash flow from operations (adjusted) per share may differ from those of other companies. “Cash flow from operations (adjusted)” is defined as cash flow from operating activities as determined in accordance with Canadian GAAP, excluding the change in working capital components, and cash flow from operations (adjusted) per share is determined by dividing cash flow from operations by the weighted average number of common shares for the period in question.

Operating income before depreciation and amortization excluding specific items, operating income excluding specific items, net earnings excluding specific items, net earnings per common share excluding specific items, cash flow from operations (adjusted) excluding specific items and cash flow from operations (adjusted) per share excluding specific items are non-GAAP measures. The Company believes that it is useful for investors to be aware of specific items that adversely or positively affected its GAAP measures, and that the above-mentioned non-GAAP measures provide investors with a measure of performance that can be used to compare its results between periods without regard to these specific items. The Company’s measures excluding specific items have no standardized meaning prescribed by GAAP, nor are they necessarily comparable to similar measures presented by other companies and therefore should not be considered in isolation.

Specific items include charges for impairment of assets, charges for facility or machine closures, debt restructuring charges, gain or loss on sale of business units, unrealized gain or loss on financial instruments that do not qualify for hedge accounting, foreign exchange gain or loss on long-term debt and other significant items of an unusual or a non-recurring nature.

Net earnings (loss), a performance measure defined by Canadian GAAP, is reconciled below with operating income, operating income excluding specific items and operating income before depreciation and amortization excluding specific items:

	For the 3-month periods ended June 30		For the 6-month periods ended June 30
(in millions of Canadian dollars)	2008	2007	2008	2007

Net earnings (loss)	(25)	45	(29)	67
Net earnings (loss) from discontinued operations	1	—	(18)	2
Non-controlling interest	—	—	1	1
Share of earnings of significantly influenced companies and dilution gain	—	(17)	(4)	(21)
Provision for (recovery of) for income taxes	(9)	1	(18)	15
Foreign exchange loss (gain) on long-term debt	15	(25)	20	(29)
Interest expense	26	26	50	52
Operating income	8	30	2	87
Specific items :
Inventory adjustment resulting from business acquisition	1	—	2	6
Losses (gains) on disposal	—	1	5	(24)
Impairment loss on property, plant and equipment	3	1	3	1
Closure and restructuring costs	5	—	13	2
Unrealized loss (gain) on financial instruments	(7)	4	(7)	(3)
	2	6	16	(18)
Operating income - excluding specific items	10	36	18	69
Depreciation and amortization	53	51	104	104
Operating income before depreciation and amortization - excluding specific items	63	87	122	173

The following table reconciles net earnings (loss) and net earnings (loss) per share with net earnings (loss) excluding specific items and net earnings (loss) per share excluding specific items:

	Net earnings (loss)				Net earnings (loss) per share(1)
(in millions of Canadian dollars, except	For the 3-month periods ended June 30		For the 6-month periods ended June 30		For the 3-month periods ended June 30		For the 6-month periods ended June 30
amount per share)	2008	2007	2008	2007	2008	2007	2008	2007

As per GAAP	(25)	45	(29)	67	$(0.25)	$0.45	$(0.29)	$0.67
Specific items:
Inventory adjustment resulting from business acquisition	1	—	2	6	$—	$—	$0.01	$0.04
Losses (gains) on disposal	—	1	5	(24)	$—	$—	$0.05	$(0.14)
Impairment loss on property, plant and equipment	3	1	3	1	$0.02	$0.01	$0.02	$0.01
Closure and restructuring costs	5	—	13	2	$0.04	$—	$0.09	$0.01
Unrealized loss (gain) on financial instruments	(7)	4	(7)	(3)	$(0.06)	$0.03	$(0.06)	$(0.02)
Foreign exchange loss (gain) on long-term debt	15	(25)	20	(29)	$0.13	$(0.21)	$0.17	$(0.24)
Share of earnings of significantly influenced companies and dilution gain	—	(15)	—	(15)	$—	$(0.15)	$—	$(0.15)
Loss (gain) included in discontinued operations	1	(4)	(23)	(4)	$0.01	$(0.03)	$(0.19)	$(0.03)
Adjustment of statutory tax rate	—	(3)	—	(3)	$—	$(0.03)	$—	$(0.03)
Tax effect on specific items	(4)	3	(4)	14
	14	(38)	9	(55)	$0.14	$(0.38)	$0.09	$(0.55)
Excluding specific items	(11)	7	(20)	12	$(0.11)	$0.07	$(0.20)	$0.12

Note 1 - specific amounts per share are calculated on an after-tax basis.

The following table reconciles cash flow from operations (adjusted) and cash flow from operations (adjusted) per share with cash flow from operations (adjusted) excluding specific items and cash flow from operations (adjusted) per share excluding specific items:

	Cash flow from operations (adjusted)				Cash flow from operations (adjusted) per share
	For the 3-month periods ended June 30		For the 6-month periods ended June 30		For the 3-month periods ended June 30		For the 6-month periods ended June 30
(in millions of dollars, except amounts per share)	2008	2007	2008	2007	2008	2007	2008	2007

Cash flow provided by (used for) operating activities	48	1	17	(36)
Changes in non-cash working capital components	(12)	45	36	123
Cash flow (adjusted) from operations	36	46	53	87	$0.37	$0.46	$0.54	$0.87
Specific items:
Inventory adjustment resulting from business acquisition	1	—	2	6	$0.01	$—	$0.02	$0.06
Loss (gain) on disposal	—	2	—	2	$—	$0.02	—	$0.02
Closure and restructuring costs, net of current income tax	5	—	13	2	$0.05	$—	$0.13	$0.02
Excluding specific items	42	48	68	97	$0.43	$0.48	$0.69	$0.97

The following table reconciles cash flow provided by (used for) operating activities with operating income and operating income before depreciation and amortization:

	For the 3-month periods ended June 30		For the 3-month periods ended June 30
(in millions of dollars)	2008	2007	2008	2007

Cash flow provided by (used for) operating activities	48	1	17	(36)
Changes in non-cash working capital components	(12)	45	36	123
Depreciation and amortization	(53)	(51)	(104)	(104)
Current income taxes	4	8	15	18
Interest expense (includes interest on long-term debt, other interest less interest income and capitalized interest)	26	26	50	52
Losses (gains) on disposal	—	1	(5)	26
Impairment loss on property, plant and equipment	(3)	(1)	(3)	(1)
Unrealized loss (gain) on financial instruments	7	(4)	7	3
Early retirement of natural gas contracts	(15)	—	(15)	—
Other non-cash adjustments	6	5	4	6
Operating income from continuing operations	8	30	2	87
Depreciation and amortization	53	51	104	104
Operating income before depreciation and amortization	61	81	106	191

Consolidated Balance Sheets

			As at June 30,	As at December 31,
(in millions of Canadian dollars) (unaudited)	Note		2008	2007
Assets
Current assets
Cash and cash equivalents			21	25
Accounts receivable			685	624
Inventories			548	555
			1,254	1,204
Property, plant and equipment			1,939	1,886
Intangible assets	8 a	)	127	130
Other assets	8 b	)	261	237
Goodwill			316	312
			3,897	3,769
Liabilities and Shareholders’ Equity
Current liabilities
Bank loans and advances			70	47
Accounts payable and accrued liabilities			593	572
Current portion of long-term debt	9		9	4
			672	623
Long-term debt	9		1,662	1,570
Other liabilities	10		352	377
			2,686	2,570
Shareholders’ Equity
Capital stock	12		516	517
Retained earnings			690	725
Accumulated other comprehensive income (loss)	13		5	(43)
			1,211	1,199
			3,897	3,769

The accompanying notes are an integral part of these unaudited interim consolidated financial statements.

Consolidated Statements of Earnings (Loss)

		For the 3-month periods ended June 30,		For the 6-month periods ended June 30,
(in millions of Canadian dollars, except per share amounts) (unaudited)	Note	2008	2007	2008	2007
Sales		999	1,008	1,958	2,008
Cost of sales and expenses
Cost of sales		843	821	1,648	1,642
Depreciation and amortization		53	51	104	104
Selling and administrative expenses		94	101	191	203
Losses (gains) on disposal	6, 7	—	1	5	(24)
Impairment and other restructuring costs	4	8	1	16	3
Loss (gain) on financial instruments	5	(7)	3	(8)	(7)
		991	978	1,956	1,921
Operating income from continuing operations		8	30	2	87
Interest expense		26	26	50	52
Foreign exchange loss (gain) on long-term debt		15	(25)	20	(29)
		(33)	29	(68)	64
Provision for (recovery of) income taxes		(9)	1	(18)	15
Share of earnings of significantly influenced companies and dilution gain		—	(17)	(4)	(21)
Non-controlling interest		—	—	1	1
Net earnings (loss) from continuing operations		(24)	45	(47)	69
Net earnings (loss) from discontinued operations	2	(1)	—	18	(2)
Net earnings (loss) for the period		(25)	45	(29)	67
Basic and diluted net earnings (loss) from continuing operations per common share		$(0.24)	$0.45	$(0.47)	$0.69
Basic and diluted net earnings (loss) per common share		$(0.25)	$0.45	$(0.29)	$0.67
Weighted average number of common shares outstanding		98,851,585	99,291,649	98,946,693	99,379,774

The accompanying notes are an integral part of these unaudited interim consolidated financial statements.

Consolidated Statements of Shareholders’ Equity

			For the 6-month periods ended June 30, 2008
					Accumulated other comprehensive	Shareholders’
(in millions of Canadian dollars) (unaudited)	Note		Capital stock	Retained earnings	income (loss)	Equity
Balance – Beginning of period			517	725	(43)	1,199
Cumulative impact of accounting changes	1 a	)	—	3	—	3
Restated balance – Beginning of period			517	728	(43)	1,202
Comprehensive income:
Net loss for the period			—	(29)	—	(29)
Change in foreign currency translation of self-sustaining foreign subsidiaries, net of related hedging activities			—	—	43	43
Change in fair value of foreign exchange forward contracts designated as cash flow hedges			—	—	(2)	(2)
Change in fair value of commodity derivative financial instruments designated as cash flow hedges			—	—	7	7
Comprehensive income for the period						19
Dividends			—	(8)	—	(8)
Redemption of common shares	12		(1)	(1)	—	(2)
Balance – End of period			516	690	5	1,211

	For the 6-month periods ended June 30,
	2007
(in millions of Canadian dollars) (unaudited)	Capital stock	Retained earnings	Accumulated other comprehensive income (loss)	Shareholders’ Equity
Balance - Beginning of period	517	649	(8)	1,158
Comprehensive income:
Net earnings for the period	—	67	—	67
Change in foreign currency translation of self-sustaining foreign subsidiaries, net of related hedging activities	—	—	(39)	(39)
Change in fair value of foreign exchange forward contracts designated as cash flow hedges	—	—	3	3
Change in fair value of commodity derivative financial instruments designated as cash flow hedges	—	—	1	1
Comprehensive income for the period				32
Dividends	—	(8)	—	(8)
Adjustment related to stock options	2	—	—	2
Redemption of common shares	(2)	(2)	—	(4)
Balance - End of period	517	706	(43)	1,180

The accompanying notes are an integral part of these unaudited interim consolidated financial statements.

Consolidated Statements of Cash Flows

		For the 3-month periods ended June 30,		For the 6-month periods ended June 30,
(in millions of Canadian dollars) (unaudited)	Note	2008	2007	2008	2007
Operating activities from continuing operations
Net earnings (loss) from continuing operations		(24)	45	(47)	69
Adjustments for:
Depreciation and amortization		53	51	104	104
Losses (gains) on disposal	6, 7	—	(1)	5	(26)
Impairment and other restructuring costs	4	3	1	3	1
Unrealized loss (gain) on financial instruments	5	(7)	4	(7)	(3)
Foreign exchange loss (gain) on long-term debt		15	(25)	20	(29)
Future income taxes		(13)	(7)	(33)	(3)
Share of earnings of significantly influenced companies and dilution gain		—	(17)	(4)	(21)
Non-controlling interest		—	—	1	1
Others		(6)	(5)	(4)	(6)
Early settlement of natural gaz contracts	13	15	—	15	—
		36	46	53	87
Change in non-cash working capital components		12	(45)	(36)	(123)
		48	1	17	(36)
Investing activities from continuing operations
Purchases of property, plant and equipment		(42)	(33)	(83)	(64)
Proceeds from disposal of property, plant and equipment		5	7	5	7
Increase in other assets		3	1	2	—
Cash of a joint venture	7	—	—	6	—
Business disposal, net of cash disposed		—	—	—	37
		(34)	(25)	(70)	(20)
Financing activities from continuing operations
Bank loans and advances		(20)	6	(5)	15
Change in revolving credit facilities		11	23	22	67
Payments of other long-term debt		(5)	(1)	(6)	(4)
Net proceeds from issuance of common shares		—	1	—	1
Redemption of common shares	12	—	(1)	(2)	(4)
Dividends		(4)	(4)	(8)	(8)
		(18)	24	1	67
Change in cash and cash equivalents during the period from continuing operations		(4)	—	(52)	11
Change in cash and cash equivalents from discontinued operations, including proceeds on disposal	2	8	(8)	43	(19)
Net change in cash and cash equivalents during the period		4	(8)	(9)	(8)
Translation adjustments on cash and cash equivalents		(1)	(6)	5	(7)
Cash and cash equivalents - Beginning of period		18	33	25	34
Cash and cash equivalents - End of period		21	19	21	19

The accompanying notes are an integral part of these unaudited interim consolidated financial statements.

Notes to Interim Consolidated
Financial Statements

(tabular amounts in millions of Canadian dollars,
except amount per share)

(unaudited)

1    Accounting policies

These unaudited interim consolidated financial statements and the notes thereto have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”) with the exception that they do not conform in all material respects to the requirement of GAAP for annual financial statements. These financial statements should be read in conjunction with the most recent annual financial statements of the Company as they have been prepared using the same accounting policies except for the following:

a) Inventories

On January 1, 2008, the Company adopted , without restating the comparative figures, the Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 3031, “Inventories”. This new standard establishes measurement and disclosure requirements concerning inventories. The application of this new standard by the Company resulted in the following adjustments as of January 1, 2008: decrease in inventories of approximately $2 million, increase in property, plant and equipment of $7 million, increase in future income taxes of $2 million and increase in retained earnings of $3 million.

b) New accounting standards not yet adopted

Goodwill and intangible assets - In February 2008, the CICA published Section 3064, “Goodwill and Intangible Assets”. This new standard establishes standards for the recognition, measurement, presentation and disclosure of goodwill and intangible assets. The requirements will be effective for interim periods and annual financial statements relating to fiscal years starting on or after October 1, 2008. The Company is presently evaluating the impact of this new standard.

2    Discontinued operations

In 2007, the Company decided to dispose of its Greenfield SAS pulp mill located in France and its Scierie Lemay sawmill located in Québec. The discontinued operations also include the Fine papers activities closed or sold in 2006 and 2005. Consequently, the assets, liabilities, earnings and cash flows from these activities for the current period and for all comparative periods are classified as discontinued operations. Financial information relating to these discontinued operations is as follows:

			As at June 30,	As at December 31,
			2008	2007
Condensed balance sheets
Current assets			3	37
Long-term assets			8	14
Current liabilities			2	19

	For the 3-month periods ended June 30,		For the 6-month periods ended June 30,
	2008	2007	2008	2007
Condensed statements of earnings (loss)
Sales	3	25	8	49
Operating income (loss)(1)	(1)	1	22	(1)
Interest expense	—	1	1	2
Provision for (recovery of) income taxes	—	—	3	(1)
Net earnings (loss) from discountinued operations	(1)	—	18	(2)
Net earnings (loss) per share from discountinued operations	$(0.01)	$0.00	$0.18	$(0.02)
Condensed statements of cash flows
Cash flows from operating activities	4	(5)	2	(15)
Cash flows from investing activities	4	(1)	41	(1)
Cash flows from financing activities	—	(2)	—	(3)
	8	(8)	43	(19)

(1) Operating income (loss) includes the following items:
Impairment and other restructuring costs	(1)	5	(1)	5
Legal settlement	—	(1)	—	(1)
Gain on the disposal of the Greenfield pulp mill	—	—	24	—
	(1)	4	23	4

On January 7, 2008, the Company sold its Greenfield SAS pulp mill located in France for an amount of $41 million (€28 million) of which $4 million (€3 million) was received in April 2008. This transaction resulted in a gain of $24 million before related income taxes of $4 million.

Assets and liabilities at the time of disposal where as follows:

Business segment	Specialty Products
Accounts receivable	18
Inventories	9
Property, plant and equipment	5
Other assets	4
36
Accounts payable and accrued liabilities	(15)
21
Gain on disposal, net of related income taxes	20
Total consideration received	41

3    Measurement uncertainty

The Company evaluates the net book value of its long-lived assets when events or changes in circumstances indicate that the net book value of the assets may not be recoverable. To evaluate long-lived assets, the Company determines if the undiscounted future cash flows from operating activities exceed the net book value of the assets at the valuation date. Estimates of future cash flows and fair value are based on judgment and could change.

Given the sensitivity of certain key assumptions used, such as exchange rates, selling prices and costs of raw materials and energy, there is a measurement uncertainty regarding certain operating units because it is possible that variations in future conditions could require a modification of the stated amount of long-lived assets or future income taxes.

On July 2, 2008, the Company announced the closure of its Toronto boxboard mill for an indefinite period of time which will be effective at the latest on September 14, 2008. This decision was taken to mitigate the negative impacts of several factors such as high labour costs, growing fibre supply costs and rising energy costs. Given this indefinite period of closure and the ongoing strategic review of the boxboard North American assets, no impairment charge was recorded on the net book value of the property, plant and equipment of this mill, which stood at $46 million as at June 30, 2008.

4    Closure and other restructuring costs

The following table shows the reconciliation of all closure and restructuring cost provisions. The balance as at June 30, 2008 should be paid in 2008. It includes the provisions relating to discontinued operations.

	As at June 30,	As at December 31,
	2008	2007
Balance at beginning of period	19	47
Additional provision - severance and pension liability	13	16
Payments	(12)	(44)
Balance at end of period	20	19

In 2008, the Company closed the operation of its Dopaco converting plant located in Bakersfield, California. The Company recorded a provision of $3 million. The Company announced the integration of its North American boxboard operations with its containerboard operations. As a result of this change the Company recorded a restructuring provision of $4 million. The Company also incurred some restructuring costs of $1 million in its Tissue Group.

The Company also recorded an additional provision of $5 million related to the pension plan settlement and other closure cost of its Containerboard Red Rock mill closed in 2006. The Company also recorded an impairment charge of $2 million on the remaining value of the property, plant and equipment of this mill and $1 million on the property, plant and equipment of one waste paper recovery center of the Specialty Products Group that ceased operations.

5    Gain on financial instruments

	For the 3-month periods ended June 30,		For the 6-month periods ended June 30,
	2008	2007	2008	2007
Unrealized loss (gain) on commodity derivative financial instruments	(7)	4	(7)	(3)
Realized gain on commodity derivative financial instruments	—	(1)	(1)	(4)
	(7)	3	(8)	(7)

6                                        Losses (gains) on disposal

	For the 3-month periods ended June 30,		For the 6-month periods ended June 30,
	2008	2007	2008	2007
Loss on a contribution to a joint venture (note 7)	—	—	5	—
Loss (gain) on disposal of property, plant and equipment	—	(1)	—	(1)
Legal settlement	—	2	—	2
Gain on business disposal	—	—	—	(25)
	—	1	5	(24)

7                                  Interests in joint ventures

On March 1, 2008, Reno De Medici S.p.A. («RdM»), a public company based in Milan, Italy, and the Company completed a transaction relating to the combination of RdM and the European recycled cartonboard business of Cascades S.A.

The transaction resulted in the Company contributing its manufacturing assets of recycled boxboard located in Blendecques, France, and Arnsberg, Germany, and its sheeting center in Wednesbury, U.K., having a net book value of $92 million (€62 million) in exchange for 115.6 million or 30.6% of the outstanding shares of RdM representing a contribution of $81 million (€54 million) and a cash consideration adjustment of $3 million (€2 million). As of the date of transaction, the Company’s share of the cash and cash equivalents owned by RdM, net of the cash transferred from its assets, amounted to $5 million (€3 million).  The Company’s investment in RdM is proportionally consolidated since that date as the Company and a group of current shareholders have joint control of RdM. As a result of the consideration received, the Company recorded a loss of $5 million on this transaction. In addition the Company acquired, on the open market, 3.7 million shares of RdM representing 1% of the outstanding shares for a cash consideration of $2 million (€1.4 million).

The interests in joint ventures include, in 2008, our share of the balance sheet, results and cash flow information of Reno De Medici since March 1, 2008.

The major components of the interests in joint ventures in the consolidated financial statements are as follow:

	As at June 30,	As at December 31,
	2008	2007
Consolidated balance sheets
Current assets	153	25
Long-term assets	151	27
Current liabilities	120	10
Long-term debt, net of current portion	33	1
Cash and cash equivalents	8	3
Total assets	305	52
Total debt (includes bank loans and advances, current portion of long-term debt and long-term debt)	68	4

	For the 3-month periods ended June 30,		For the 6-month periods ended June 30,
	2008	2007	2008	2007
Consolidated statements of earnings
Sales	90	45	136	92
Depreciation and amortization	3	1	4	2
Operating income	4	3	7	6
Interest expense	1	—	2	—
Net earnings	3	2	3	4
Consolidated statements of cash flows
Operating activities	6	(2)	—	—
Investing activities	5	(1)	10	(2)
Financing activities	(7)	1	(5)	1
Additionnal information
Dividends received by the Company from joint ventures	—	5	—	5

8                                        Intangible assets and other assets

	As at June 30,	As at December 31,
	2008	2007
a) Intangible assets are detailed as follows:

Customer relationship and client lists	113	116
Other finite-life intangible assets	14	14
Total intangible assets	127	130

b) Other assets are detailed as follows:

Investments in significantly influenced companies	122	119
Notes receivable	8	7
Other investments	6	11
Held for trading investment in shares	8	1
Deferred charges	14	14
Employee future benefits	79	68
Fair value of derivatives financial assets	32	28
	269	248
Less: Current portion, included in accounts receivable	8	11
Total other assets	261	237

9                                        Long-term debt

	As at June 30,	As at December 31,
	2008	2007
7.25% and 6.75% Unsecured senior notes	942	914
Revolving and term credit facilities	685	653
Other debts, including our share of joint ventures	55	19
	1,682	1,586
Less: Unamortized financing costs	11	12
Total long-term debt	1,671	1,574
Less: Current portion	9	4
	1,662	1,570

On May 7, 2008, the Company amended its credit facility to extend its 12-month unsecured revolving credit facility in the amount of $100 million from June 2008 to June 2009 and to maintain the current financial covenants until June 30, 2009.

10                                 Other liabilities

	As at June 30,	As at December 31,
	2008	2007
Employee future benefits	108	110
Future income taxes	199	228
Fair value of derivatives financial liabilities	1	1
Legal settlement	9	11
Non-controlling interest	27	25
Others	15	9
	359	384
Less: Current portion, included in accounts payable and accrued liabilities	7	7
Total other liabilities	352	377

11                                 Additional information

	For the 3-month periods ended June 30,		For the 6-month periods ended June 30,
	2008	2007	2008	2007
(a) Employee future benefits expenses
Defined benefit pension plans	2	3	7	5
Other employee future benefit plans	2	3	4	5
Defined contribution pension plans	1	1	2	2

(b) Supplemental disclosure
Depreciation of property, plant and equipment	50	49	98	100
Amortization of other assets	3	3	6	5
Amortization of deferred financing cost included in interest expense	1	1	2	5
Interest paid	17	18	50	55
Income taxes paid	3	16	10	26

12                                 Capital stock

As at June 30, 2008, the capital stock issued and outstanding consisted of 98,807,851 common shares (99,144,351 as at December 31, 2007).  As at June 30, 2008, 2,918,215 stock options were issued and outstanding (2,459,056 as at December 31, 2007). During the period, no options were exercised and 80,225 were forfeited. In 2008, 539,384 stock options were issued at an exercise price of $7.81 per option.

In 2008, in the normal course of business, the Company renewed its share repurchase program of a maximum of 4,946,517 common shares with the Toronto Stock Exchange which represents approximately 5% of issued and outstanding common shares. The program is valid from March 13, 2008 to March 12, 2009. As of June 30, 2008, the Company repurchased  336,500 common shares under this program for a consideration of approximately $2 million.

13                                 Accumulated other comprehensive income (loss)

	As at June 30,	As at December 31,
	2008	2007
Foreign currency translation of self-sustaining foreign subsidiaries, net of hedging activities	(6)	(49)
Unrealized gains arising from foreign exchange forward contracts designated as cash flow hedges, net of related income taxes	2	4
Unrealized gains arising from commodity derivative financial instruments designated as cash flow hedges, net of related income taxes	9	2
	5	(43)

In 2008, the Company terminated, prior to maturity, natural gas derivatives contracts for net cash proceeds of $15 million. As these contracts were designated as cash flow hedges of anticipated purchases of natural gas, their fair value increment is recorded under “Accumulated Other Comprehensive Income (Loss)” and will be amortized over the original designated underlying period of natural gas purchases covering the period from July 2008 to October 2011.

Selected Segmented Information

	For the 3-month periods ended June 30,		For the 6-month periods ended June 30,
(in millions of Canadian dollars) (unaudited)	2008	2007	2008	2007
Sales
Packaging products
Boxboard
Manufacturing	184	206	379	407
Converting	170	177	328	346
Eliminations and others	(23)	(31)	(47)	(57)
	331	352	660	696
Containerboard
Manufacturing	150	152	304	306
Converting	246	256	473	495
Eliminations and others	(95)	(101)	(185)	(200)
	301	307	592	601
Specialty products
Manufacturing	76	81	152	167
Converting	67	58	130	117
Recovery, deinked pulp and eliminations	75	72	145	142
	218	211	427	426
Eliminations	(25)	(29)	(53)	(56)
	825	841	1,626	1,667
Tissue papers
Manufacturing and converting	184	180	354	366

Eliminations	(10)	(13)	(22)	(25)
Consolidated total	999	1,008	1,958	2,008

Selected Segmented Information

	For the 3-month periods ended June 30,		For the 6-month periods ended June 30,
(in millions of Canadian dollars) (unaudited)	2008	2007	2008	2007
Operating income (loss) before depreciation and amortization from continuing operations
Packaging products
Boxboard
Manufacturing	(10)	(1)	(16)	(5)
Converting	12	13	24	51
Others	(3)	—	(10)	(1)
	(1)	12	(2)	45
Containerboard
Manufacturing	10	14	27	35
Converting	17	20	31	35
Others	—	3	3	6
	27	37	61	76
Specialty products
Manufacturing	—	(1)	(1)	3
Converting	8	5	13	12
Recovery, deinked pulp and others	6	7	11	14
	14	11	23	29
	40	60	82	150
Tissue papers
Manufacturing and converting	14	16	26	35

Corporate	7	5	(2)	6
Operating income before depreciation and amortization from continuing operations	61	81	106	191

Depreciation and amortization
Boxboard	(19)	(16)	(35)	(33)
Containerboard	(16)	(16)	(32)	(32)
Specialty products	(8)	(8)	(16)	(16)
Tissue papers	(8)	(9)	(16)	(18)
Corporate and eliminations	(2)	(2)	(5)	(5)
	(53)	(51)	(104)	(104)
Operating income from continuing operations	8	30	2	87

Selected Segmented Information

	For the 3-month periods ended June 30,		For the 6-month periods ended June 30,
(in millions of Canadian dollars) (unaudited)	2008	2007	2008	2007
Purchases of property, plant and equipment
Packaging products
Boxboard
Manufacturing	3	4	7	7
Converting	7	9	16	18
	10	13	23	25
Containerboard
Manufacturing	2	4	4	5
Converting	7	1	11	4
	9	5	15	9
Specialty products
Manufacturing	2	2	3	5
Converting	2	2	3	4
Recovery, deinked pulp and others	9	—	10	1
	13	4	16	10
	32	22	54	44
Tissue papers
Manufacturing and converting	8	9	18	19

Corporate	2	2	4	4
Consolidated total	42	33	76	67

Purchases of property, plant and equipment included in accounts payable
Beginning of period	10	13	17	10
End of period	(10)	(13)	(10)	(13)
Total investing activities	42	33	83	64